FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number


RECEIVED
NOV 25 2005
WASH., D.C.
199
SECTION

Form 8-K, November 14, 2005, Series 2005-HE7
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-123741
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05072472

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: 
Name: Doris J. Hearn
Title: Vice President

By: 
Name: Evelyn Echevarria
Title: Vice President

Dated: November ___, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,737,391,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE7

Ace Securities Corp
(Depositor)

Deutsche Bank 

November 14, 2005


Deutsche Bank

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). The information contained herein is preliminary as of the date hereof and will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities because such documents provide relevant information about the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED November 14, 2005
Ace Securities Corp.
Home Equity Loan Trust, Series 2005-HE7
$1,737,391,000 *(Approximate)*
Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
Offered Certificates:								
A-1A	$572,103,000	Float	2.17	1 – 81	0	ACT/360	November 2035	AAA / Aaa
A-1B1	124,168,000	Float	2.17	1 – 81	0	ACT/360	November 2035	AAA / Aaa
A-1B2	31,042,000	Float	2.17	1 – 81	0	ACT/360	November 2035	AAA / Aaa
A-2A	314,093,000	Float	0.99	1 - 22	0	ACT/360	November 2035	AAA / Aaa
A-2B	145,702,000	Float	2.00	22 - 28	0	ACT/360	November 2035	AAA / Aaa
A-2C	97,005,000	Float	3.00	28 - 60	0	ACT/360	November 2035	AAA / Aaa
A-2D	79,376,000	Float	6.30	60 - 81	0	ACT/360	November 2035	AAA / Aaa
M-1	69,208,000	Float	5.02	48 – 81	0	ACT/360	November 2035	AA+ / Aa1
M-2	62,916,000	Float	4.84	45 – 81	0	ACT/360	November 2035	AA+/ Aa2
M-3	44,940,000	Float	4.74	43 – 81	0	ACT/360	November 2035	AA / Aa3
M-4	32,357,000	Float	4.69	42 – 81	0	ACT/360	November 2035	AA / A1
M-5	30,559,000	Float	4.65	41 – 81	0	ACT/360	November 2035	AA- / A2
M-6	26,964,000	Float	4.62	40 – 81	0	ACT/360	November 2035	A+ / A3
M-7	28,762,000	Float	4.60	39 – 81	0	ACT/360	November 2035	A / Baa1
M-8	21,571,000	Float	4.58	39 – 81	0	ACT/360	November 2035	A /Baa2
M-9	19,774,000	Float	4.57	38 – 81	0	ACT/360	November 2035	A- / Baa3
M-10	18,875,000	Float	4.56	38 – 81	0	ACT/360	November 2035	BBB+ / Ba1
M-11	17,976,000	Float	4.56	38 – 81	0	ACT/360	November 2035	BBB+ / Ba2
Total Certificates	**$1,737,391,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	100% PPC (5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC)

Transaction Overview

Certificates:	The Class A-1A Certificates and the Class A-1B1 and Class A-1B2 Certificates (collectively, the "Class A-1B Certificates" and together with the Class A-1A Certificates , the "Class A-1 Certificates") and the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (collectively, the "Mezzanine Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed-rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed-rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming balances ("Group II Mortgage Loans").

Transaction Overview

Certificates (Continued): The Group I Mortgage Loans will be further divided into 2 groups, the Group IA Mortgage Loans and the Group IB Mortgage Loans. The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are also referred to herein collectively as the "Offered Certificates." The pass-through rates on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 9,000 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,797,611,733 as of the Cut-off Date. The Mortgage Loans will be separated into three groups. The Group IA Mortgage Loans will represent approximately 4,891 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $754,255,607, The Group IB Mortgage Loans will represent approximately 1,096 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $204,627,292 and the Group II Mortgage Loans will represent approximately 3,013 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $838,728,834

Class A Certificates: Class A-1A, Class A-1B1, Class A-1B2, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
WMC	$1,009,113,751	56.14%
Countrywide	389,906,974	21.69
Other	398,591,008	22.17
Total	**$1,797,611,733**	**100.00%**

Master Servicer: Wells Fargo Bank, National Association

Servicers: Wells Fargo Bank, National Association ("Wells Fargo") and Countrywide Home Loans Servicing, LP ("Countrywide")

Trustee: HSBC Bank USA, National Association

Custodians: Wells Fargo Bank, National Association and Deutsche Bank National Trust Company

Credit Risk Manager: Clayton Fixed Income Services Inc. (formerly known as "The Murrayhill Company")

Underwriter: Deutsche Bank Securities Inc.

Swap Provider: TBD

Cut-off Date: November 1, 2005

Expected Pricing: Week of November 14, 2005

Expected Closing Date: On or about November 28, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Transaction Overview (Cont.)

Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in December 2005.
Determination Date:	The Determination Date with respect to any Distribution Date is (i) with respect to Wells Fargo , the business day immediately preceding the applicable Servicer Remittance Date and (ii) with respect to Countrywide, two business days immediately preceding the related Servicer Remittance Date.
Servicer Remittance Date:	With respect to any Distribution Date and (i) Wells Fargo, , the 18th day of the month in which such Distribution Date occurs; provided that if such 18th day of a given month is not a business day, the Servicer Remittance Date for such month shall be the business day immediately following such 18th day and (ii) Countrywide, by 1:00 p.m. New York time on the 22nd day of the month in which such Distribution Date occurs; provided that if such 22nd day of a given month is not a business day, the Servicer Remittance Date for such month shall be the business day immediately preceding such 22nd day
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to Wells Fargo, for principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and for principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs and (ii) with respect to Countrywide, the period beginning on the sixteenth (16th) day of the month preceding the related Distribution Date and ending on the fifteenth (15th) day of the month in which such Distribution Date occurs with respect to prepayments in full and in part.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Servicemembers' Civil Relief Act or similar state or local laws.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees initially aggregate to a weighted average cost of approximately [0.5145]% for the Mortgage Loans.
Compensating Interest:	Each Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to such Servicer. If a Servicer fails to make any required Compensating Interest payment, the Master Servicer will be required to do so up to the Master Servicing Fee.
Prepayment Interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

Transaction Overview (Cont.)

Optional Termination: On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Monthly Servicer Advances: Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicers are required to advance delinquent payments of principal and interest on the related Mortgage Loans only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicers and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Net Swap Payments received from the Swap Provider (if any)
3) Overcollateralization ("OC"); and
4) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-11 Certificates, fourth, to the Class M-10 Certificates, fifth, to the Class M-9 Certificates, sixth, to the Class M-8 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-6 Certificates, ninth, to the Class M-5 Certificates, tenth, to the Class M-4 Certificates, eleventh, to the Class M-3 Certificates, twelfth, to the Class M-2 Certificates, and thirteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution and any Net Swap Payments paid by the Swap Provider.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 3.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 6.70% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in December 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 48.30%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A	AAA/Aaa	24.15%	48.30%
M-1	AA+/Aa1	20.30%	40.60%
M-2	AA+/Aa2	16.80%	33.60%
M-3	AA/Aa3	14.30%	28.60%
M-4	AA/A1	12.50%	25.00%
M-5	AA-/A2	10.80%	21.60%
M-6	A+/A3	9.30%	18.60%
M-7	A/Baa1	7.70%	15.40%
M-8	A/Baa2	6.50%	13.00%
M-9	A-/Baa3	5.40%	10.80%
M-10	BBB+/Ba1	4.35%	8.70%
M-11	BBB+/Ba2	3.35%	6.70%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount, net of any Net Swap Payment and the Swap Termination Payment, if any, required to be made by the Securities Administrator, on behalf of the supplemental interest trust (described below), to the Swap Provider under the Swap Agreement, over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate:	Class A-1A, Class A-1B and Class A-2 Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the fees payable to the Servicers and the Master Servicer with respect to the related Mortgage Loans for such Distribution Date and the Group IA Allocation Percentage, Group IB Allocation Percentage or Group II Allocation Percentage, as applicable, of any Net Swap Payment or Swap Termination Payment made to the Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period. Mezzanine Certificates: The per annum rate equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the certificate principal balance of the related Class A Certificates), of (i) the Net WAC Pass-Through Rate for the Class A-1A Certificates, (ii) the Net WAC Pass-Through Rate for the Class A-1B Certificates and (iii) the Net WAC Pass-Through Rate for the Class A-2 Certificates. Group IA Allocation Percentage: The aggregate principal balance of the Group IA Mortgage Loans divided by the sum of the aggregate principal balance of the Group IA Mortgage Loans, the Group IB Mortgage Loans and the Group II Mortgage Loans. Group IB Allocation Percentage: The aggregate principal balance of the Group IB Mortgage Loans divided by the sum of the aggregate principal balance of the Group IA Mortgage Loans, the Group IB Mortgage Loans and the Group II Mortgage Loans. Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group IA Mortgage Loans, the Group IB Mortgage Loans and the Group II Mortgage Loans.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE7 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Securities Administrator, on behalf of the supplemental interest trust (described below), under the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date to the extent of available funds. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount from Net Monthly Excess Cashflow.

Transaction Overview (Cont.)

Swap Agreement:	On the Closing Date, the Trustee will enter into a Swap Agreement with the Swap Provider as described in the prospectus supplement. The Swap Agreement will have an initial notional amount of $1,797,611,733. Under the Swap Agreement, the Trust (through a supplemental interest trust) will be obligated to pay an amount equal to [4.84]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Swap Provider will be obligated to pay to the supplemental interest trust, for the benefit of the holders of the Offered Certificates, an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party (the "Net Swap Payment"). See the attached schedule. A separate trust created under the pooling and servicing agreement (the "Supplemental Interest Trust") will hold the Swap Agreement. The Swap Agreement and any payments made by the Swap Provider thereunder will be assets of the Supplemental Interest Trust but will not be assets of any REMIC. Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Provider may be liable to make a termination payment (the ''Swap Termination Payment'') to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Securities Administrator, on behalf of the Supplemental Interest Trust, is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, and, if such Swap Termination Payment is not due as a result of the occurrence of a Swap Provider Trigger Event (as defined in the Swap Agreement), such payment will be prior to distributions to Certificateholders.**
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) Net Swap Payments payable by the Swap Provider.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 48.30% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group IA Mortgage Loans (in the case of the Class A-1A Certificates), the principal remittance amount for the Group IB Mortgage Loans (in the case of the Class A-1B Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Principal distributions to the Class A-1B Certificates will be allocated on a pro rata basis, based on the Certificate Principal Balance of each such class, with the exception that if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A-1B1 and Class A-1B2 Certificates, in that order, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero; provided, however, on any Distribution Date on which the aggregate Certificate Principal Balance of the Subordinate Certificates has been reduced to zero, all principal distributions will be distributed to the Class A-2 Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount:

The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 40.60% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 33.60% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 28.60% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 25.00% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 21.60% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 18.60% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 15.40% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 13.00% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 10.80% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), tenth to the Class M-10 Certificates until it reaches approximately a 8.70% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage), and eleventh to the Class M-11 Certificates until it reaches approximately a 6.70% Credit Enhancement Percentage (2x the Class M-11 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Class M Principal Distribution Amount (continued):

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", in each case until the Certificate Principal Balance of each such class has been reduced to zero and, then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up:

On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificate and the Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	The lesser of 1.5 x Margin and Margin plus 0.50%

Sequential Trigger Event:

A Sequential Trigger Event is in effect on any Distribution Date if, before the 25th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 1.40%, or if, on or after the 25th Distribution Date, a Trigger Event is in effect.

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 33.25% of the Credit Enhancement Percentage.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
December 2007 to November 2008	1.40 %, plus 1/12th of 1.70 % for each month thereafter
December 2008 to November 2009	3.10 %, plus 1/12th of 1.75 % for each month thereafter
December 2009 to November 2010	4.85 %, plus 1/12th of 1.40 % for each month thereafter
December 2010 to November 2011	6.25 %, plus 1/12th of 0.75 % for each month thereafter
December 2011 and thereafter	7.00%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To the Supplemental Interest Trust to pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.
2. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis.
3. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates in the same order of priority as described in 2 above.
9. From excess interest, if any, to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event) owed to the Swap Provider.
10. To pay any remaining amount to the Class CE, Class P and Class R Certificates in accordance with the pooling and servicing agreement.

Any Net Swap Payments on deposit in the Supplemental Interest Trust will be paid as follows:

1. To pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.
2. To pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Mezzanine Certificates, sequentially.
3. To pay the Net WAC Rate Carryover Amount on the Class A Certificates and Mezzanine Certificates remaining unpaid in the same order of priority as described above.
4. To pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Mezzanine Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the Required Overcollateralization Amount.
5. To pay any allocated Realized Losses remaining unpaid on the Mezzanine Certificates, sequentially.
6. to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event under the Swap Agreement) owed to the Swap Provider.
7. To pay any remaining amount to the Class CE Certificates.

Transaction Overview (Cont.)

ERISA:	It is expected that the Offered Certificates may be purchased by, or with the assets of, employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or plans or arrangements subject to section 4975 of the Internal Revenue Code (each, a "Plan"). Prior to the termination of the Supplemental Interest Trust, Plans or persons using assets of a Plan may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of a Plan's acquisition and ownership of such certificates.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments or payments from the Supplemental Interest Trust or the obligation to make payments to the Supplemental Interest Trust pursuant to the Swap Agreement).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof; provided that such Certificates must be purchased in minimum total investments of $100,000 per class.

Swap Schedule

Distribution Date	Notional Schedule ($)
12/25/2005	1,797,611,733
1/25/2006	1,775,039,938
2/25/2006	1,747,698,848
3/25/2006	1,715,641,034
4/25/2006	1,678,956,373
5/25/2006	1,637,772,868
6/25/2006	1,592,257,070
7/25/2006	1,542,614,042
8/25/2006	1,489,089,365
9/25/2006	1,431,980,533
10/25/2006	1,372,372,170
11/25/2006	1,315,250,718
12/25/2006	1,260,512,649
1/25/2007	1,208,058,287
2/25/2007	1,157,792,135
3/25/2007	1,109,622,695
4/25/2007	1,063,462,304
5/25/2007	1,019,227,076
6/25/2007	976,836,428
7/25/2007	936,164,821
8/25/2007	896,879,689
9/25/2007	845,987,232
10/25/2007	717,944,056
11/25/2007	611,684,651
12/25/2007	200,304,075
1/25/2008	186,648,867
2/25/2008	179,178,338
3/25/2008	172,018,555
4/25/2008	165,151,430
5/25/2008	158,564,699
6/25/2008	152,246,626
7/25/2008	146,185,978
8/25/2008	140,372,011
9/25/2008	134,794,320
10/25/2008	129,438,866
11/25/2008	124,303,712
12/25/2008	88,895,545
1/25/2009	85,667,501
2/25/2009	82,557,083
3/25/2009	79,559,975
4/25/2009	76,672,019
5/25/2009	73,889,213
6/25/2009	71,207,703
7/25/2009	68,623,776
8/25/2009	66,133,859
9/25/2009	63,734,510

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1A	Avg Life	20.30	4.12	2.17	1.47	1.21
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Feb-08
A-1B1	Avg Life	21.19	4.13	2.17	1.47	1.22
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Feb-08
A-1B2	Avg Life	21.19	4.13	2.17	1.47	1.22
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Feb-08
A-2A	Avg Life	14.11	1.50	0.99	0.83	0.68
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Nov-26	Aug-08	Sep-07	May-07	Jan-07
A-2B	Avg Life	23.38	3.69	2.00	1.77	1.47
	First Payment Date	Nov-26	Aug-08	Sep-07	May-07	Jan-07
	Last Payment Date	Nov-31	Jan-11	Mar-08	Oct-07	Aug-07
A-2C	Avg Life	27.78	7.09	3.00	2.10	1.86
	First Payment Date	Nov-31	Jan-11	Mar-08	Oct-07	Aug-07
	Last Payment Date	Mar-35	Jun-15	Nov-10	Mar-08	Nov-07
A-2D	Avg Life	29.77	11.98	6.30	2.87	2.07
	First Payment Date	Mar-35	Jun-15	Nov-10	Mar-08	Nov-07
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Feb-08
M-1	Avg Life	28.07	8.38	5.02	5.08	3.58
	First Payment Date	May-30	Nov-09	Nov-09	Dec-10	Feb-08
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09
M-2	Avg Life	28.07	8.38	4.84	5.00	3.74
	First Payment Date	May-30	Nov-09	Aug-09	Jul-10	Jul-09
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09
M-3	Avg Life	28.07	8.38	4.74	4.59	3.50
	First Payment Date	May-30	Nov-09	Jun-09	Feb-10	Feb-09
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
M-4	Avg Life	28.07	8.38	4.69	4.34	3.29
	First Payment Date	May-30	Nov-09	May-09	Nov-09	Dec-08
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09
M-5	Avg Life	28.07	8.38	4.65	4.19	3.15
	First Payment Date	Apr-30	Nov-09	Apr-09	Aug-09	Oct-08
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09
M-6	Avg Life	28.07	8.38	4.62	4.08	3.06
	First Payment Date	Apr-30	Nov-09	Mar-09	Jul-09	Aug-08
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09
M-7	Avg Life	28.07	8.38	4.60	3.99	2.99
	First Payment Date	Apr-30	Nov-09	Feb-09	May-09	Jul-08
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09
M-8	Avg Life	28.07	8.38	4.58	3.93	2.93
	First Payment Date	Apr-30	Nov-09	Feb-09	Apr-09	Jun-08
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09
M-9	Avg Life	28.07	8.38	4.57	3.88	2.90
	First Payment Date	Apr-30	Nov-09	Jan-09	Mar-09	May-08
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09
M-10	Avg Life	28.07	8.38	4.56	3.84	2.86
	First Payment Date	Apr-30	Nov-09	Jan-09	Feb-09	May-08
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09
M-11	Avg Life	28.07	8.38	4.56	3.81	2.83
	First Payment Date	Apr-30	Nov-09	Jan-09	Feb-09	Apr-08
	Last Payment Date	Sep-35	Aug-18	Aug-12	Dec-10	Aug-09

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1A	Avg Life	20.30	4.41	2.35	1.50	1.21
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Sep-35	Jul-31	Nov-20	Oct-17	Feb-08
A-1B1	Avg Life	21.19	4.42	2.35	1.49	1.22
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Sep-35	Sep-31	Sep-20	Oct-17	Feb-08
A-1B2	Avg Life	21.19	4.42	2.35	1.49	1.22
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Sep-35	Sep-31	Sep-20	Oct-17	Feb-08
A-2A	Avg Life	14.11	1.50	0.99	0.83	0.68
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Nov-26	Aug-08	Sep-07	May-07	Jan-07
A-2B	Avg Life	23.38	3.69	2.00	1.77	1.47
	First Payment Date	Nov-26	Aug-08	Sep-07	May-07	Jan-07
	Last Payment Date	Nov-31	Jan-11	Mar-08	Oct-07	Aug-07
A-2C	Avg Life	27.78	7.09	3.00	2.10	1.86
	First Payment Date	Nov-31	Jan-11	Mar-08	Oct-07	Aug-07
	Last Payment Date	Mar-35	Jun-15	Nov-10	Mar-08	Nov-07
A-2D	Avg Life	29.77	14.22	7.80	3.31	2.07
	First Payment Date	Mar-35	Jun-15	Nov-10	Mar-08	Nov-07
	Last Payment Date	Sep-35	Apr-31	Sep-20	Dec-17	Feb-08
M-1	Avg Life	28.07	9.18	5.54	7.38	5.70
	First Payment Date	May-30	Nov-09	Nov-09	Aug-11	Feb-08
	Last Payment Date	Sep-35	Nov-28	Apr-19	Dec-16	Sep-14
M-2	Avg Life	28.07	9.16	5.34	5.54	4.30
	First Payment Date	May-30	Nov-09	Aug-09	Jul-10	Jul-09
	Last Payment Date	Sep-35	Jan-28	Sep-18	Oct-15	Feb-13
M-3	Avg Life	28.07	9.14	5.23	4.97	3.78
	First Payment Date	May-30	Nov-09	Jun-09	Feb-10	Feb-09
	Last Payment Date	Sep-35	Mar-27	Mar-18	Apr-15	Oct-12

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
M-4	Avg Life	28.07	9.12	5.16	4.71	3.55
	First Payment Date	May-30	Nov-09	May-09	Nov-09	Dec-08
	Last Payment Date	Sep-35	Jul-26	Sep-17	Dec-14	Jul-12
M-5	Avg Life	28.07	9.09	5.11	4.55	3.41
	First Payment Date	Apr-30	Nov-09	Apr-09	Aug-09	Oct-08
	Last Payment Date	Sep-35	Dec-25	Apr-17	Aug-14	Apr-12
M-6	Avg Life	28.07	9.06	5.06	4.42	3.31
	First Payment Date	Apr-30	Nov-09	Mar-09	Jul-09	Aug-08
	Last Payment Date	Sep-35	Apr-25	Nov-16	Apr-14	Jan-12
M-7	Avg Life	28.07	9.02	5.01	4.32	3.22
	First Payment Date	Apr-30	Nov-09	Feb-09	May-09	Jul-08
	Last Payment Date	Sep-35	Jul-24	Jun-16	Dec-13	Oct-11
M-8	Avg Life	28.07	8.96	4.96	4.22	3.14
	First Payment Date	Apr-30	Nov-09	Feb-09	Apr-09	Jun-08
	Last Payment Date	Sep-35	Sep-23	Nov-15	Jul-13	Jun-11
M-9	Avg Life	28.07	8.89	4.91	4.14	3.08
	First Payment Date	Apr-30	Nov-09	Jan-09	Mar-09	May-08
	Last Payment Date	Sep-35	Nov-22	May-15	Feb-13	Mar-11
M-10	Avg Life	28.07	8.80	4.84	4.06	3.01
	First Payment Date	Apr-30	Nov-09	Jan-09	Feb-09	May-08
	Last Payment Date	Sep-35	Dec-21	Nov-14	Sep-12	Nov-10
M-11	Avg Life	28.07	8.71	4.76	3.97	2.94
	First Payment Date	Apr-30	Nov-09	Jan-09	Feb-09	Apr-08
	Last Payment Date	Sep-35	Nov-20	Mar-14	Mar-12	Jul-10

 

Class A-1A Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	12/25/2005	22.586
2	1/25/2006	21.719
3	2/25/2006	21.638
4	3/25/2006	21.739
5	4/25/2006	21.425
6	5/25/2006	21.357
7	6/25/2006	21.141
8	7/25/2006	21.038
9	8/25/2006	20.779
10	9/25/2006	20.567
11	10/25/2006	20.411
12	11/25/2006	20.111
13	12/25/2006	19.967
14	1/25/2007	19.670
15	2/25/2007	19.455
16	3/25/2007	19.518
17	4/25/2007	19.035
18	5/25/2007	18.921
19	6/25/2007	18.634
20	7/25/2007	18.532
21	8/25/2007	18.242
22	9/25/2007	18.059
23	10/25/2007	18.790
24	11/25/2007	17.693
25	12/25/2007	11.764
26	1/25/2008	11.479
27	2/25/2008	11.438
28	3/25/2008	11.970
29	4/25/2008	12.011
30	5/25/2008	12.234
31	6/25/2008	11.933
32	7/25/2008	12.159
33	8/25/2008	11.862
34	9/25/2008	12.071
35	10/25/2008	13.047
36	11/25/2008	12.711
37	12/25/2008	12.244
38	1/25/2009	11.919
39	2/25/2009	11.900
40	3/25/2009	13.085
41	4/25/2009	12.705
42	5/25/2009	13.016
43	6/25/2009	12.662
44	7/25/2009	12.974
45	8/25/2009	12.621

Class A-1A Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	9/25/2009	12.771
47	10/25/2009	11.453
48	11/25/2009	11.078
49	12/25/2009	11.441
50	1/25/2010	11.066
51	2/25/2010	11.063
52	3/25/2010	12.388
53	4/25/2010	11.254
54	5/25/2010	11.623
55	6/25/2010	11.242
56	7/25/2010	11.611
57	8/25/2010	11.231
58	9/25/2010	11.303
59	10/25/2010	11.776
60	11/25/2010	11.390
61	12/25/2010	11.763
62	1/25/2011	11.377
63	2/25/2011	11.370
64	3/25/2011	12.581
65	4/25/2011	11.374
66	5/25/2011	11.746
67	6/25/2011	11.360
68	7/25/2011	11.732
69	8/25/2011	11.347
70	9/25/2011	11.340
71	10/25/2011	11.724
72	11/25/2011	11.339
73	12/25/2011	11.710
74	1/25/2012	11.325
75	2/25/2012	11.318
76	3/25/2012	12.092
77	4/25/2012	11.312
78	5/25/2012	11.682
79	6/25/2012	11.298
80	7/25/2012	11.668
81	8/25/2012	11.284

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Class A-1B1 and A-1B2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	12/25/2005	22.349
2	1/25/2006	21.513
3	2/25/2006	21.432
4	3/25/2006	21.512
5	4/25/2006	21.220
6	5/25/2006	21.146
7	6/25/2006	20.937
8	7/25/2006	20.827
9	8/25/2006	20.576
10	9/25/2006	20.364
11	10/25/2006	20.203
12	11/25/2006	19.910
13	12/25/2006	19.761
14	1/25/2007	19.470
15	2/25/2007	19.256
16	3/25/2007	19.299
17	4/25/2007	18.838
18	5/25/2007	18.718
19	6/25/2007	18.435
20	7/25/2007	18.325
21	8/25/2007	18.041
22	9/25/2007	17.765
23	10/25/2007	19.233
24	11/25/2007	18.128
25	12/25/2007	12.220
26	1/25/2008	11.934
27	2/25/2008	11.894
28	3/25/2008	12.395
29	4/25/2008	12.581
30	5/25/2008	12.824
31	6/25/2008	12.503
32	7/25/2008	12.747
33	8/25/2008	12.428
34	9/25/2008	12.418
35	10/25/2008	13.484
36	11/25/2008	13.139
37	12/25/2008	12.685
38	1/25/2009	12.346
39	2/25/2009	12.326
40	3/25/2009	13.350
41	4/25/2009	13.060
42	5/25/2009	13.385
43	6/25/2009	13.020
44	7/25/2009	13.344
45	8/25/2009	12.979

Class A-1B1 and A-1B2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	9/25/2009	12.968
47	10/25/2009	11.741
48	11/25/2009	11.359
49	12/25/2009	11.734
50	1/25/2010	11.351
51	2/25/2010	11.348
52	3/25/2010	12.565
53	4/25/2010	11.361
54	5/25/2010	11.736
55	6/25/2010	11.354
56	7/25/2010	11.728
57	8/25/2010	11.346
58	9/25/2010	11.346
59	10/25/2010	11.840
60	11/25/2010	11.454
61	12/25/2010	11.831
62	1/25/2011	11.446
63	2/25/2011	11.441
64	3/25/2011	12.663
65	4/25/2011	11.458
66	5/25/2011	11.836
67	6/25/2011	11.450
68	7/25/2011	11.827
69	8/25/2011	11.441
70	9/25/2011	11.437
71	10/25/2011	11.831
72	11/25/2011	11.445
73	12/25/2011	11.821
74	1/25/2012	11.436
75	2/25/2012	11.431
76	3/25/2012	12.215
77	4/25/2012	11.431
78	5/25/2012	11.807
79	6/25/2012	11.422
80	7/25/2012	11.798
81	8/25/2012	11.413

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider



Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	12/25/2005	22.535
2	1/25/2006	21.674
3	2/25/2006	21.594
4	3/25/2006	21.691
5	4/25/2006	21.382
6	5/25/2006	21.313
7	6/25/2006	21.099
8	7/25/2006	20.994
9	8/25/2006	20.737
10	9/25/2006	20.526
11	10/25/2006	20.370
12	11/25/2006	20.071
13	12/25/2006	19.927
14	1/25/2007	19.632
15	2/25/2007	19.417
16	3/25/2007	19.478
17	4/25/2007	19.001
18	5/25/2007	18.886
19	6/25/2007	18.597
20	7/25/2007	18.492
21	8/25/2007	18.206
22	9/25/2007	18.173
23	10/25/2007	18.833
24	11/25/2007	17.741
25	12/25/2007	11.819
26	1/25/2008	11.541
27	2/25/2008	11.503
28	3/25/2008	12.115
29	4/25/2008	12.103
30	5/25/2008	12.329
31	6/25/2008	12.025
32	7/25/2008	12.253
33	8/25/2008	11.954
34	9/25/2008	12.119
35	10/25/2008	13.075
36	11/25/2008	12.740
37	12/25/2008	12.272
38	1/25/2009	11.946
39	2/25/2009	11.929
40	3/25/2009	13.106
41	4/25/2009	12.710
42	5/25/2009	13.022
43	6/25/2009	12.667
44	7/25/2009	12.979
45	8/25/2009	12.627

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	9/25/2009	12.744
47	10/25/2009	11.432
48	11/25/2009	11.059
49	12/25/2009	11.422
50	1/25/2010	11.049
51	2/25/2010	11.046
52	3/25/2010	12.284
53	4/25/2010	11.190
54	5/25/2010	11.558
55	6/25/2010	11.180
56	7/25/2010	11.547
57	8/25/2010	11.170
58	9/25/2010	11.201
59	10/25/2010	11.725
60	11/25/2010	11.341
61	12/25/2010	11.713
62	1/25/2011	11.330
63	2/25/2011	11.324
64	3/25/2011	12.531
65	4/25/2011	11.336
66	5/25/2011	11.708
67	6/25/2011	11.325
68	7/25/2011	11.696
69	8/25/2011	11.313
70	9/25/2011	11.308
71	10/25/2011	11.696
72	11/25/2011	11.313
73	12/25/2011	11.684
74	1/25/2012	11.301
75	2/25/2012	11.295
76	3/25/2012	12.068
77	4/25/2012	11.291
78	5/25/2012	11.661
79	6/25/2012	11.279
80	7/25/2012	11.649
81	8/25/2012	11.267

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Class M Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	12/25/2005	22.535
2	1/25/2006	21.675
3	2/25/2006	21.594
4	3/25/2006	21.691
5	4/25/2006	21.382
6	5/25/2006	21.312
7	6/25/2006	21.098
8	7/25/2006	20.994
9	8/25/2006	20.736
10	9/25/2006	20.525
11	10/25/2006	20.368
12	11/25/2006	20.069
13	12/25/2006	19.925
14	1/25/2007	19.629
15	2/25/2007	19.415
16	3/25/2007	19.474
17	4/25/2007	18.997
18	5/25/2007	18.881
19	6/25/2007	18.594
20	7/25/2007	18.490
21	8/25/2007	18.202
22	9/25/2007	18.079
23	10/25/2007	18.861
24	11/25/2007	17.765
25	12/25/2007	11.842
26	1/25/2008	11.560
27	2/25/2008	11.520
28	3/25/2008	12.086
29	4/25/2008	12.119
30	5/25/2008	12.345
31	6/25/2008	12.041
32	7/25/2008	12.270
33	8/25/2008	11.969
34	9/25/2008	12.133
35	10/25/2008	13.110
36	11/25/2008	12.773
37	12/25/2008	12.308
38	1/25/2009	11.980
39	2/25/2009	11.962
40	3/25/2009	13.125
41	4/25/2009	12.748
42	5/25/2009	13.061
43	6/25/2009	12.705
44	7/25/2009	13.018
45	8/25/2009	12.664

Class M Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	9/25/2009	12.781
47	10/25/2009	11.476
48	11/25/2009	11.101
49	12/25/2009	11.466
50	1/25/2010	11.091
51	2/25/2010	11.088
52	3/25/2010	12.360
53	4/25/2010	11.237
54	5/25/2010	11.606
55	6/25/2010	11.225
56	7/25/2010	11.594
57	8/25/2010	11.215
58	9/25/2010	11.260
59	10/25/2010	11.759
60	11/25/2010	11.374
61	12/25/2010	11.747
62	1/25/2011	11.362
63	2/25/2011	11.356
64	3/25/2011	12.567
65	4/25/2011	11.366
66	5/25/2011	11.738
67	6/25/2011	11.354
68	7/25/2011	11.726
69	8/25/2011	11.341
70	9/25/2011	11.336
71	10/25/2011	11.723
72	11/25/2011	11.339
73	12/25/2011	11.710
74	1/25/2012	11.326
75	2/25/2012	11.320
76	3/25/2012	12.094
77	4/25/2012	11.316
78	5/25/2012	11.686
79	6/25/2012	11.303
80	7/25/2012	11.673
81	8/25/2012	11.291

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Excess Spread*

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	209	4.1150	4.5600	209	45	510	5.0353	5.1060	467
2	160	4.3958	4.6840	161	46	517	5.0395	5.1142	476
3	160	4.4410	4.7714	161	47	542	5.0433	5.1200	497
4	163	4.5868	4.8632	163	48	528	5.0484	5.1278	478
5	161	4.6973	4.9182	162	49	542	5.0699	5.1357	494
6	162	4.8885	4.9666	163	50	528	5.0747	5.1398	476
7	162	4.8405	4.9790	162	51	527	5.0796	5.1436	475
8	164	4.8746	4.9719	163	52	571	5.0824	5.1478	529
9	164	4.9906	4.9599	162	53	527	5.0874	5.1525	478
10	164	4.9238	4.9312	162	54	542	5.0919	5.1559	495
11	167	4.9645	4.9144	163	55	527	5.0956	5.1599	477
12	166	4.9645	4.8925	162	56	541	5.0987	5.1600	494
13	169	4.7973	4.8714	164	57	526	5.1031	5.1616	476
14	168	4.8085	4.8818	162	58	526	5.1063	5.1605	475
15	169	4.8187	4.8917	162	59	549	5.1091	5.1592	502
16	177	4.8271	4.9012	170	60	534	5.1126	5.1592	483
17	170	4.8380	4.9124	161	61	548	5.0975	5.1585	502
18	174	4.8471	4.9207	164	62	533	5.1015	5.1607	483
19	172	4.8565	4.9298	161	63	533	5.1029	5.1626	483
20	176	4.8659	4.9393	164	64	577	5.1037	5.1644	536
21	174	4.8750	4.9477	161	65	533	5.1068	5.1673	484
22	193	4.8846	4.9561	179	66	548	5.1089	5.1694	501
23	371	4.8925	4.9641	351	67	533	5.1108	5.1708	482
24	369	4.9007	4.9721	343	68	547	5.1121	5.1773	500
25	404	4.9096	4.9797	347	69	532	5.1141	5.1859	481
26	391	4.9176	4.9883	332	70	532	5.1156	5.1921	481
27	391	4.9251	4.9950	331	71	546	5.1174	5.1984	501
28	424	4.9329	5.0026	368	72	531	5.1205	5.2063	482
29	457	4.9405	5.0108	400	73	546	5.1524	5.2126	497
30	469	4.9470	5.0170	413	74	531	5.1552	5.2144	478
31	457	4.9550	5.0252	399	75	530	5.1561	5.2154	478
32	469	4.9614	5.0305	412	76	559	5.1567	5.2166	513
33	458	4.9683	5.0369	398	77	530	5.1591	5.2191	478
34	473	4.9750	5.0439	416	78	544	5.1596	5.2190	496
35	507	4.9812	5.0480	475	79	529	5.1611	5.2201	477
36	495	4.9887	5.0536	460	80	543	5.1621	5.2299	495
37	510	4.9922	5.0595	473	81	529	5.1629	5.2385	476
38	484	4.9980	5.0646	442					
39	488	5.0047	5.0697	445					
40	538	5.0085	5.0754	503					
41	509	5.0146	5.0812	469					
42	522	5.0193	5.0857	484					
43	510	5.0247	5.0913	468					
44	523	5.0293	5.0980	483					

*Includes Net Swap Payments received from the Swap Provider

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied
- 10% cleanup call is not exercised
- Forward Curves
- 40% Severity
- Interest & Principal advancing
- 6 month recovery lag
- Triggers Failing

The table below displays the Constant Default Rate ("CDR") and the related cumulative collateral loss before the referenced Class incurs a writedown.

Class	CDR Break-Even (%)	Cumulative Loss (%)
M-1	33.41	23.23
M-2	26.67	20.30
M-3	22.52	18.21
M-4	19.80	16.69
M-5	17.42	15.26
M-6	15.44	13.98
M-7	13.37	12.55
M-8	11.90	11.47
M-9	10.58	10.45
M-10	9.41	9.50
M-11	8.54	8.77

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL*

Number of Mortgage Loans:	9,000	Index Type:	
Aggregate Principal Balance:	$1,797,611,733	6 Month LIBOR:	85.09%
Conforming Principal Balance Loans:	$1,164,475,433	Fixed Rate:	14.91%
Average Principal Balance:	$199,735	W.A. Initial Periodic Cap:	2.708%
Range:	$9,988 - $993,291	W.A. Subsequent Periodic Cap:	1.116%
W.A. Coupon:	7.152%	W.A. Lifetime Rate Cap:	6.542%
Range:	4.250% - 15.500%	Property Type:	
W.A. Gross Margin:	6.381%	Single Family:	71.21%
Range:	3.000% - 10.650%	PUD:	14.88%
W.A. Remaining Term:	344 months	2-4 Family:	5.39%
Range:	116 months - 359 months	Condo:	8.49%
W.A. Seasoning:	2 months	Townhouse:	0.03%
Latest Maturity Date:	October 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	95.78%
California:	47.88%	Investment:	2.21%
Florida:	8.38%	Second Home:	2.00%
New York:	4.23%	Documentation Status:	
Maryland:	3.63%	Full:	36.82%
Nevada:	3.41%	Stated:	51.96%
W.A. Original Combined LTV:	82.06%	Limited:	11.13%
Range:	12.50% - 100.00%	None:	0.09%
First Liens:	92.31%	Non-Zero W.A. Prepayment Penalty – Term:	26 months
Second Liens:	7.69%	Loans with Prepay Penalties:	73.52%
Non-Balloon Loans:	71.25%	Interest Only Loans	29.97%
Non-Zero W.A. FICO Score:	639	Non-Zero Weighted Average IO Term	53 months

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
WMC	4,984	1,009,113,751	56.14	7.056	647	82.30
Countrywide	1,918	389,906,974	21.69	7.219	628	83.32
Other	2,098	398,591,008	22.17	7.330	630	80.19
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 10 Year	3	308,082	0.02	6.431	640	41.25
Fixed - 15 Year	63	6,257,239	0.35	7.338	649	75.21
Fixed - 20 Year	30	2,464,269	0.14	8.173	646	89.90
Fixed - 25 Year	4	584,961	0.03	7.013	639	79.97
Fixed - 30 Year	697	106,442,809	5.92	7.159	637	79.20
Fixed - 30 Year IO	14	3,538,308	0.20	6.570	664	80.15
Balloon - 15/30	1,989	130,772,600	7.27	10.047	664	99.47
Balloon - 30/40	65	17,709,779	0.99	6.753	638	77.65
ARM - 6 Month	15	4,024,709	0.22	7.224	600	83.69
ARM - 2 Year/6 Month	2,212	466,701,409	25.96	7.162	618	79.82
ARM - 2 Year/6 Month IO	1,393	411,460,335	22.89	6.634	659	81.48
ARM - 2 Year/6 Month 30/40 Balloon	1,142	349,946,410	19.47	6.776	637	80.70
ARM - 2 Year/6 Month 40/10*	19	5,520,646	0.31	6.963	609	79.89
ARM - 3 Year/6 Month	813	139,985,027	7.79	7.431	615	82.38
ARM - 3 Year/6 Month IO	359	96,802,518	5.39	6.853	649	82.61
ARM - 3 Year/6 Month 30/40 Balloon	41	11,061,980	0.62	6.676	619	77.72
ARM - 3 Year/6 Month 40/10*	2	371,598	0.02	5.741	707	78.34
ARM - 5 Year/6 Month	38	9,347,298	0.52	6.565	651	76.47
ARM - 5 Year/6 Month IO	78	26,917,584	1.50	6.127	683	79.72
ARM - 5 Year/6 Month 30/40 Balloon	23	7,394,172	0.41	6.673	641	79.08
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

* For the first ten years, amortizes based on a 40-year term to maturity and thereafter, based on a 20-year term to maturity.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	946	31,521,002	1.75	10.113	651	98.56
50,000.01 - 100,000.00	1,743	130,670,590	7.27	8.931	639	90.37
100,000.01 - 150,000.00	1,510	188,054,072	10.46	7.797	630	84.06
150,000.01 - 200,000.00	1,127	198,175,696	11.02	7.158	630	80.28
200,000.01 - 250,000.00	912	205,181,332	11.41	6.885	633	79.78
250,000.01 - 300,000.00	792	217,862,528	12.12	6.800	637	80.07
300,000.01 - 350,000.00	625	202,758,426	11.28	6.789	636	80.30
350,000.01 - 400,000.00	459	172,326,026	9.59	6.790	642	80.84
400,000.01 - 450,000.00	301	127,831,093	7.11	6.745	652	81.42
450,000.01 - 500,000.00	222	105,677,957	5.88	6.776	649	81.19
500,000.01 - 550,000.00	124	65,184,372	3.63	6.688	654	82.40
550,000.01 - 600,000.00	101	58,173,395	3.24	6.724	652	82.00
600,000.01 - 650,000.00	62	38,747,014	2.16	6.858	642	80.77
650,000.01 - 700,000.00	37	24,784,276	1.38	6.755	636	84.88
700,000.01 - 750,000.00	21	15,236,503	0.85	6.658	646	81.20
750,000.01 - 800,000.00	6	4,723,426	0.26	6.791	620	79.88
800,000.01 - 850,000.00	5	4,112,162	0.23	6.876	632	82.71
850,000.01 - 900,000.00	2	1,754,504	0.10	7.275	633	77.51
900,000.01 - 950,000.00	1	950,000	0.05	5.150	667	77.24
950,000.01 - 1,000,000.00	4	3,887,358	0.22	7.049	663	83.29
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	948	31,616,794	1.76	10.109	651	98.46
50,000.01 - 100,000.00	1,745	130,974,236	7.29	8.925	638	90.33
100,000.01 - 150,000.00	1,506	187,654,634	10.44	7.799	630	84.09
150,000.01 - 200,000.00	1,128	198,375,214	11.04	7.158	630	80.29
200,000.01 - 250,000.00	911	204,981,814	11.40	6.885	633	79.76
250,000.01 - 300,000.00	793	218,146,513	12.14	6.800	637	80.07
300,000.01 - 350,000.00	628	203,793,247	11.34	6.785	637	80.30
350,000.01 - 400,000.00	458	172,141,936	9.58	6.793	641	80.82
400,000.01 - 450,000.00	300	127,481,743	7.09	6.743	653	81.46
450,000.01 - 500,000.00	221	105,228,097	5.85	6.775	649	81.19
500,000.01 - 550,000.00	124	65,184,372	3.63	6.688	654	82.40
550,000.01 - 600,000.00	101	58,173,395	3.24	6.724	652	82.00
600,000.01 - 650,000.00	61	38,411,509	2.14	6.871	641	80.77
650,000.01 - 700,000.00	37	24,784,276	1.38	6.755	636	84.88
700,000.01 - 750,000.00	21	15,236,503	0.85	6.658	646	81.20
750,000.01 - 800,000.00	6	4,723,426	0.26	6.791	620	79.88
800,000.01 - 850,000.00	5	4,112,162	0.23	6.876	632	82.71
850,000.01 - 900,000.00	2	1,754,504	0.10	7.275	633	77.51
900,000.01 - 950,000.00	1	950,000	0.05	5.150	667	77.24
950,000.01 - 1,000,000.00	4	3,887,358	0.22	7.049	663	83.29
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	3	308,082	0.02	6.431	640	41.25
121 - 180	2,052	137,029,839	7.62	9.923	663	98.36
181 - 240	30	2,464,269	0.14	8.173	646	89.90
241 - 300	4	584,961	0.03	7.013	639	79.97
301 - 360	6,911	1,657,224,582	92.19	6.922	637	80.71
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

DESCRIPTION OF THE TOTAL COLLATERAL

Interest Only Term

Interest Only Term (months)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	7,156	1,258,892,989	70.03	7.368	630	82.26
24	314	86,596,908	4.82	6.866	642	84.81
36	257	67,925,566	3.78	7.070	643	84.06
60	1,228	372,018,156	20.70	6.529	665	80.46
120	45	12,178,114	0.68	6.370	672	79.30
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	145,413	0.01	4.250	611	80.00
4.500 - 4.999	8	2,976,167	0.17	4.778	666	79.05
5.000 - 5.499	78	24,271,582	1.35	5.318	681	77.38
5.500 - 5.999	684	204,976,802	11.40	5.822	667	78.76
6.000 - 6.499	1,111	308,641,078	17.17	6.267	652	78.90
6.500 - 6.999	1,937	497,618,212	27.68	6.747	643	80.40
7.000 - 7.499	1,003	239,453,382	13.32	7.239	630	80.94
7.500 - 7.999	1,052	217,652,486	12.11	7.727	613	82.79
8.000 - 8.499	513	80,647,026	4.49	8.244	607	85.31
8.500 - 8.999	474	67,469,884	3.75	8.730	602	86.44
9.000 - 9.499	241	27,524,249	1.53	9.232	607	86.99
9.500 - 9.999	781	57,238,857	3.18	9.799	656	97.43
10.000 - 10.499	318	18,357,553	1.02	10.255	634	97.45
10.500 - 10.999	550	37,362,569	2.08	10.752	640	98.96
11.000 - 11.499	121	6,504,041	0.36	11.227	622	98.95
11.500 - 11.999	86	4,902,066	0.27	11.644	635	98.12
12.000 - 12.499	26	1,009,134	0.06	12.144	607	98.46
12.500 - 12.999	12	609,957	0.03	12.726	638	99.71
13.000 - 13.499	3	181,693	0.01	13.069	613	100.00
15.500 - 15.999	1	69,582	0.00	15.500	568	80.00
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	142	22,629,537	1.26	6.825	603	40.97
50.01 - 55.00	62	12,395,922	0.69	6.750	604	52.96
55.01 - 60.00	104	24,355,072	1.35	6.786	602	58.04
60.01 - 65.00	154	33,752,089	1.88	6.995	588	63.55
65.01 - 70.00	261	66,566,294	3.70	6.871	594	68.59
70.01 - 75.00	323	83,618,425	4.65	6.937	613	74.06
75.01 - 80.00	3,841	959,456,279	53.37	6.726	653	79.86
80.01 - 85.00	502	122,743,516	6.83	7.216	608	84.32
85.01 - 90.00	806	199,238,593	11.08	7.234	629	89.62
90.01 - 95.00	495	93,396,987	5.20	7.826	621	94.68
95.01 - 100.00	2,310	179,459,020	9.98	9.296	656	99.92
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	213	41,823,999	2.33	8.127	513	73.07
525 - 549	315	64,116,823	3.57	7.825	538	76.40
550 - 574	498	110,629,344	6.15	7.574	562	80.17
575 - 599	1,083	199,016,943	11.07	7.282	588	81.69
600 - 624	1,614	309,504,749	17.22	7.131	612	82.02
625 - 649	1,656	319,368,313	17.77	7.193	637	83.22
650 - 674	1,469	301,935,101	16.80	7.040	661	82.61
675 - 699	999	212,735,316	11.83	6.882	686	83.08
700 - 724	531	112,293,589	6.25	6.849	711	83.44
725 - 749	326	68,995,743	3.84	6.874	735	83.14
750 - 774	181	36,899,562	2.05	6.872	760	83.24
775 - 799	98	17,644,275	0.98	6.735	785	82.36
800 - 824	17	2,647,977	0.15	6.911	806	80.87
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	3,181	860,782,186	47.88	6.959	645	80.99
Florida	898	150,654,213	8.38	7.475	631	82.26
New York	303	76,017,448	4.23	7.003	641	81.73
Maryland	342	65,180,078	3.63	7.156	644	83.38
Nevada	324	61,246,227	3.41	7.081	644	81.97
Arizona	357	56,797,888	3.16	7.240	628	82.06
Washington	343	56,478,646	3.14	7.115	629	84.03
Virginia	271	55,520,491	3.09	7.431	636	83.09
Illinois	327	54,138,270	3.01	7.180	643	83.13
New Jersey	213	51,317,093	2.85	7.301	630	81.29
Texas	477	47,782,713	2.66	7.638	629	83.80
Colorado	172	25,858,753	1.44	7.188	629	83.94
Massachusetts	115	25,375,609	1.41	7.021	668	83.03
Connecticut	112	22,027,314	1.23	7.371	628	83.62
Georgia	155	21,014,140	1.17	7.773	627	85.36
Michigan	113	14,019,297	0.78	7.764	615	83.85
Pennsylvania	119	13,783,671	0.77	7.653	612	84.99
Tennessee	111	11,192,314	0.62	7.567	629	86.81
Minnesota	62	10,982,524	0.61	7.381	635	89.83
North Carolina	90	10,178,987	0.57	7.478	622	84.71
Oregon	75	9,673,431	0.54	7.350	627	81.55
Indiana	93	8,887,295	0.49	7.840	621	86.42
Ohio	90	8,070,710	0.45	7.749	615	86.19
Utah	64	6,945,245	0.39	7.528	625	82.79
Idaho	51	6,455,149	0.36	7.552	621	83.86

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Rhode Island	36	6,405,919	0.36	7.206	628	77.46
Missouri	70	6,355,154	0.35	7.989	611	84.70
New Hampshire	32	5,321,608	0.30	6.910	630	82.30
Oklahoma	55	5,071,163	0.28	7.616	613	87.48
District of Columbia	18	5,037,161	0.28	7.159	641	78.63
South Carolina	47	4,809,622	0.27	7.906	620	85.38
Hawaii	13	4,135,506	0.23	6.877	664	74.31
New Mexico	31	4,077,137	0.23	7.686	633	85.08
Wisconsin	41	3,471,602	0.19	7.747	606	85.17
Alabama	34	3,422,721	0.19	7.821	617	89.28
Maine	22	2,806,351	0.16	7.152	624	81.39
Kentucky	28	2,650,882	0.15	7.580	607	85.60
Mississippi	17	1,594,146	0.09	7.416	619	85.46
Delaware	9	1,434,518	0.08	7.565	579	83.45
Arkansas	15	1,416,096	0.08	8.327	625	83.79
Montana	13	1,373,253	0.08	7.219	636	82.25
Vermont	6	1,365,941	0.08	7.225	595	73.56
Kansas	12	1,334,251	0.07	8.452	590	87.68
Iowa	13	1,282,292	0.07	7.407	621	86.57
West Virginia	6	1,096,202	0.06	6.893	606	85.62
Wyoming	8	878,312	0.05	7.275	612	90.13
Alaska	4	863,391	0.05	8.180	642	89.93
Nebraska	6	561,339	0.03	7.552	642	83.97
South Dakota	4	293,522	0.02	7.346	660	82.45
North Dakota	2	173,955	0.01	8.366	575	98.26
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	8,602	1,721,839,163	95.78	7.141	638	82.07
Investment	196	39,767,518	2.21	7.449	648	81.02
Second Home	202	36,005,052	2.00	7.337	676	82.69
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

Documentation Type

Program	Number of Initial Mortgage	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Stated Documentation	4,215	934,035,248	51.96	7.280	651	81.06
Full Documentation	3,846	661,877,849	36.82	7.053	621	83.00
Limited Documentation	931	200,034,363	11.13	6.875	638	83.60
No Documentation	8	1,664,274	0.09	7.911	706	78.20
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	5,408	1,000,476,591	55.66	7.249	656	84.13
Refinance - Cashout	3,358	756,952,758	42.11	7.029	616	79.30
Refinance - Rate Term	234	40,182,385	2.24	7.057	631	82.36
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	6,517	1,280,040,118	71.21	7.154	636	81.76
PUD	1,288	267,544,806	14.88	7.133	640	83.07
Condo	835	152,702,681	8.49	7.147	654	82.82
2-4 Family	355	96,857,060	5.39	7.177	649	82.02
Townhouse	5	467,069	0.03	9.068	580	86.31
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
January 2006	3	699,034	0.05	7.142	642	71.77
March 2006	12	3,325,675	0.22	7.241	592	86.19
January 2007	1	91,556	0.01	9.800	517	70.77
March 2007	2	330,958	0.02	7.209	620	88.99
April 2007	1	287,751	0.02	6.750	644	80.00
May 2007	4	975,075	0.06	7.037	647	77.31
June 2007	40	9,331,315	0.61	7.166	637	82.05
July 2007	182	44,078,562	2.88	7.274	619	81.86
August 2007	845	211,604,443	13.83	6.834	639	80.66
September 2007	3,591	944,739,115	61.77	6.855	638	80.57
October 2007	100	22,190,025	1.45	7.200	635	79.48
March 2008	1	129,416	0.01	5.400	653	80.00
May 2008	1	79,900	0.01	8.125	607	100.00
June 2008	20	4,014,714	0.26	7.094	633	80.50
July 2008	125	23,135,294	1.51	7.161	631	85.67
August 2008	326	62,493,378	4.09	7.241	623	82.31
September 2008	739	157,813,173	10.32	7.145	630	81.78
October 2008	3	555,248	0.04	7.147	667	81.49
July 2010	1	193,600	0.01	7.050	596	80.00
August 2010	31	9,013,830	0.59	6.311	669	79.14
September 2010	106	34,231,234	2.24	6.311	670	78.84
October 2010	1	220,390	0.01	6.125	658	80.00
Total:	**6,135**	**1,529,533,686**	**100.00**	**6.908**	**637**	**80.85**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	3	480,840	0.03	6.479	636	78.00
3.500 - 3.999	121	26,174,739	1.71	6.658	652	81.44
4.000 - 4.499	35	8,421,023	0.55	6.390	657	80.32
4.500 - 4.999	36	10,192,995	0.67	6.146	667	80.19
5.000 - 5.499	460	127,068,120	8.31	6.160	652	76.87
5.500 - 5.999	1,168	306,802,517	20.06	6.495	643	79.33
6.000 - 6.499	1,436	381,453,562	24.94	6.701	640	80.01
6.500 - 6.999	1,288	323,190,490	21.13	7.033	637	81.47
7.000 - 7.499	700	168,262,531	11.00	7.349	628	82.80
7.500 - 7.999	464	101,527,292	6.64	7.770	617	84.21
8.000 - 8.499	244	46,331,587	3.03	8.157	607	85.26
8.500 - 8.999	107	17,793,868	1.16	8.653	597	87.88
9.000 - 9.499	52	8,528,508	0.56	9.247	585	87.46
9.500 - 9.999	16	2,853,008	0.19	9.414	562	90.01
10.000 - 10.499	4	329,249	0.02	9.305	612	86.09
10.500 - 10.999	1	123,356	0.01	10.650	597	95.00
Total:	**6,135**	**1,529,533,686**	**100.00**	**6.908**	**637**	**80.85**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	27	8,350,112	0.55	5.184	680	76.55
11.500 - 11.999	140	44,307,993	2.90	5.625	667	77.05
12.000 - 12.499	584	180,241,307	11.78	5.939	664	78.94
12.500 - 12.999	1,060	296,740,073	19.40	6.366	650	79.37
13.000 - 13.499	1,367	364,360,883	23.82	6.731	642	80.17
13.500 - 13.999	1,044	259,795,676	16.99	7.111	632	81.40
14.000 - 14.499	776	173,908,613	11.37	7.591	620	82.94
14.500 - 14.999	520	99,313,246	6.49	7.950	601	84.06
15.000 - 15.499	276	48,587,191	3.18	8.441	600	83.71
15.500 - 15.999	179	30,294,609	1.98	8.812	588	86.09
16.000 - 16.499	82	12,628,564	0.83	9.269	583	83.50
16.500 - 16.999	40	6,226,869	0.41	9.630	567	86.35
17.000 - 17.499	13	1,694,788	0.11	9.994	581	90.14
17.500 - 17.999	12	1,064,589	0.07	10.694	556	91.19
18.000 - 18.499	10	1,660,684	0.11	10.553	573	86.32
18.500 - 18.999	3	220,544	0.01	11.545	602	83.16
19.000 - 19.499	1	68,361	0.00	12.000	536	90.00
22.500 - 22.999	1	69,582	0.00	15.500	568	80.00
Total:	**6,135**	**1,529,533,686**	**100.00**	**6.908**	**637**	**80.85**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	145,413	0.01	4.250	611	80.00
4.500 - 4.999	9	3,155,283	0.21	4.855	672	79.10
5.000 - 5.499	78	24,094,107	1.58	5.322	680	76.90
5.500 - 5.999	623	189,292,273	12.38	5.829	666	79.21
6.000 - 6.499	1,021	284,835,545	18.62	6.274	652	79.35
6.500 - 6.999	1,751	457,590,907	29.92	6.753	643	80.63
7.000 - 7.499	906	224,575,462	14.68	7.242	630	81.14
7.500 - 7.999	914	196,731,718	12.86	7.729	611	82.72
8.000 - 8.499	356	68,680,703	4.49	8.249	598	84.28
8.500 - 8.999	267	49,491,096	3.24	8.712	583	83.96
9.000 - 9.499	112	17,597,377	1.15	9.224	576	82.02
9.500 - 9.999	55	8,610,403	0.56	9.708	570	87.19
10.000 - 10.499	15	2,057,688	0.13	10.206	568	86.01
10.500 - 10.999	13	1,142,961	0.07	10.711	552	86.69
11.000 - 11.499	9	1,174,264	0.08	11.200	601	95.14
11.500 - 11.999	3	220,544	0.01	11.545	602	83.16
12.000 - 12.499	1	68,361	0.00	12.000	536	90.00
15.500 - 15.999	1	69,582	0.00	15.500	568	80.00
Total:	**6,135**	**1,529,533,686**	**100.00**	**6.908**	**637**	**80.85**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	50	9,521,638	0.62	7.270	608	81.95
1.500	1,498	311,890,970	20.39	7.206	628	84.11
2.000	63	14,579,045	0.95	7.891	581	75.59
2.925	1	289,477	0.02	6.675	596	69.05
3.000	4,441	1,166,131,660	76.24	6.830	639	80.06
3.090	1	144,827	0.01	6.875	575	69.71
5.000	77	25,934,674	1.70	6.143	683	79.46
6.000	2	549,704	0.04	6.603	687	86.53
7.000	2	491,691	0.03	7.405	657	79.99
Total:	**6,135**	**1,529,533,686**	**100.00**	**6.908**	**637**	**80.85**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	4,399	1,177,392,558	76.98	6.811	640	80.05
1.500	1,724	349,902,305	22.88	7.229	627	83.58
2.000	12	2,238,823	0.15	7.572	568	74.09
Total:	**6,135**	**1,529,533,686**	**100.00**	**6.908**	**637**	**80.85**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	1	206,971	0.01	7.950	508	80.00
6.000 - 6.499	1,096	283,900,996	18.56	7.003	626	78.38
6.500 - 6.999	3,046	838,196,228	54.80	6.716	645	80.56
7.000 - 7.499	1,988	406,330,174	26.57	7.235	628	83.20
8.000 - 8.499	1	125,059	0.01	7.990	659	95.00
9.500 - 9.999	1	486,421	0.03	8.990	503	65.00
10.000 - 10.499	2	287,838	0.02	7.162	534	52.86
Total:	**6,135**	**1,529,533,686**	**100.00**	**6.908**	**637**	**80.85**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	2,732	476,024,174	26.48	7.447	645	83.46
12	388	94,463,144	5.25	7.236	638	81.00
13	12	2,522,621	0.14	7.528	616	83.04
24	4,669	992,120,207	55.19	7.043	637	81.97
26	1	151,875	0.01	6.750	608	80.00
36	1,094	213,440,833	11.87	6.984	635	80.10
60	104	18,888,879	1.05	6.850	628	78.86
Total:	**9,000**	**1,797,611,733**	**100.00**	**7.152**	**639**	**82.06**

DESCRIPTION OF THE GROUP IA COLLATERAL

SUMMARY – GROUP IA POOL*

Number of Mortgage Loans:	4,891	Index Type:	
Aggregate Principal Balance:	$754,255,607	6 Month LIBOR:	85.17%
Conforming Principal Balance Loans:	$754,255,607	Fixed Rate:	14.83%
Average Principal Balance:	$154,213	W.A. Initial Periodic Cap:	2.644%
Range:	$9,988 - $629,002	W.A. Subsequent Periodic Cap:	1.137%
W.A. Coupon:	7.198%	W.A. Lifetime Rate Cap:	6.552%
Range:	4.250% - 15.500%	Property Type:	
W.A. Gross Margin:	6.425%	Single Family:	72.87%
Range:	3.000% - 10.650%	PUD:	13.16%
W.A. Remaining Term:	349 months	2-4 Family:	5.52%
Range:	116 months - 359 months	Condo:	8.38%
W.A. Seasoning:	2 months	Townhouse	0.06%
Latest Maturity Date:	October 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	92.42%
California:	30.39%	Investment:	4.20%
Florida:	9.40%	Second Home:	3.39%
Maryland:	5.24%	Documentation Status:	
Arizona:	4.89%	Full:	48.25%
Nevada:	4.61%	Stated:	42.09%
W.A. Original Combined LTV:	80.42%	Limited:	9.59%
Range:	12.50% - 100.00%	None:	0.07%
First Liens:	95.31%	Non-Zero W.A. Prepayment Penalty – Term:	26 months
Second Liens:	4.69%	Loans with Prepay Penalties:	71.41%
Non-Balloon Loans:	78.65%	Interest Only Loans:	23.14%
Non-Zero W.A. FICO Score:	621	Non-Zero Weighted Average IO Term	52 months

DESCRIPTION OF THE GROUP IA COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
WMC	2,481	378,645,199	50.20	7.046	631	80.53
Countrywide	1,198	184,758,713	24.50	7.352	614	83.10
Other	1,212	190,851,696	25.30	7.349	610	77.62
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 10 Year	3	308,082	0.04	6.431	640	41.25
Fixed - 15 Year	42	4,297,570	0.57	7.077	648	75.28
Fixed - 20 Year	28	2,273,218	0.30	7.913	648	89.29
Fixed - 25 Year	4	584,961	0.08	7.013	639	79.97
Fixed - 30 Year	489	62,455,108	8.28	7.260	634	77.85
Fixed - 30 Year IO	9	1,859,800	0.25	6.688	657	80.39
Balloon - 15/30	754	31,082,934	4.12	10.086	655	99.35
Balloon - 30/40	43	9,010,277	1.19	6.865	630	74.27
ARM - 6 Month	7	1,232,950	0.16	7.212	575	78.50
ARM - 2 Year/6 Month	1,485	253,098,684	33.56	7.247	606	78.67
ARM - 2 Year/6 Month IO	598	125,294,924	16.61	6.726	642	81.18
ARM - 2 Year/6 Month 30/40 Balloon	520	112,244,004	14.88	6.822	619	79.34
ARM - 2 Year/6 Month 40/10*	12	2,514,193	0.33	7.034	606	78.95
ARM - 3 Year/6 Month	604	86,433,826	11.46	7.507	606	81.75
ARM - 3 Year/6 Month IO	193	40,240,272	5.34	6.825	634	82.51
ARM - 3 Year/6 Month 30/40 Balloon	30	6,324,442	0.84	6.718	613	75.17
ARM - 3 Year/6 Month 40/10*	2	371,598	0.05	5.741	707	78.34
ARM - 5 Year/6 Month	27	5,104,725	0.68	6.881	636	78.36
ARM - 5 Year/6 Month IO	30	7,165,029	0.95	6.211	684	77.52
ARM - 5 Year/6 Month 30/40 Balloon	11	2,359,009	0.31	6.947	614	74.81
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

* For the first ten years, amortizes based on a 40-year term to maturity and thereafter, based on a 20-year term to maturity.

DESCRIPTION OF THE GROUP IA COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	698	22,287,048	2.95	10.075	649	98.26
50,000.01 - 100,000.00	936	70,777,135	9.38	8.164	620	84.46
100,000.01 - 150,000.00	993	124,490,561	16.51	7.348	618	80.43
150,000.01 - 200,000.00	822	144,687,986	19.18	7.067	624	79.03
200,000.01 - 250,000.00	580	130,223,233	17.27	6.924	619	79.32
250,000.01 - 300,000.00	450	123,585,548	16.39	6.837	622	79.21
300,000.01 - 350,000.00	340	110,271,364	14.62	6.813	619	78.90
350,000.01 - 400,000.00	49	17,766,237	2.36	6.731	622	77.93
400,000.01 - 450,000.00	17	7,131,610	0.95	6.930	636	84.38
450,000.01 - 500,000.00	4	1,882,798	0.25	7.706	612	78.96
500,000.01 - 550,000.00	1	523,086	0.07	6.500	651	67.31
600,000.01 - 650,000.00	1	629,002	0.08	7.200	677	90.00
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

DESCRIPTION OF THE GROUP IA COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	699	22,336,209	2.96	10.070	649	98.12
50,000.01 - 100,000.00	938	71,027,600	9.42	8.159	620	84.45
100,000.01 - 150,000.00	990	124,190,935	16.47	7.349	618	80.44
150,000.01 - 200,000.00	823	144,887,504	19.21	7.067	624	79.05
200,000.01 - 250,000.00	579	130,023,714	17.24	6.923	619	79.30
250,000.01 - 300,000.00	450	123,585,548	16.39	6.837	622	79.21
300,000.01 - 350,000.00	340	110,271,364	14.62	6.813	619	78.90
350,000.01 - 400,000.00	49	17,766,237	2.36	6.731	622	77.93
400,000.01 - 450,000.00	17	7,131,610	0.95	6.930	636	84.38
450,000.01 - 500,000.00	4	1,882,798	0.25	7.706	612	78.96
500,000.01 - 550,000.00	1	523,086	0.07	6.500	651	67.31
600,000.01 - 650,000.00	1	629,002	0.08	7.200	677	90.00
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	3	308,082	0.04	6.431	640	41.25
121 - 180	796	35,380,504	4.69	9.720	654	96.43
181 - 240	28	2,273,218	0.30	7.913	648	89.29
241 - 300	4	584,961	0.08	7.013	639	79.97
301 - 360	4,060	715,708,842	94.89	7.071	620	79.62
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

Interest Only Term

Interest Only Term (months)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	4,061	579,695,582	76.86	7.340	615	80.15
24	152	28,878,774	3.83	6.924	626	84.70
36	140	28,166,388	3.73	7.022	628	84.20
60	516	112,731,734	14.95	6.611	649	79.85
120	22	4,783,130	0.63	6.548	655	79.00
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

DESCRIPTION OF THE GROUP IA COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	145,413	0.02	4.250	611	80.00
4.500 - 4.999	3	751,016	0.10	4.766	697	80.00
5.000 - 5.499	40	9,229,498	1.22	5.365	668	74.01
5.500 - 5.999	331	71,911,236	9.53	5.825	654	76.50
6.000 - 6.499	559	115,648,250	15.33	6.263	639	76.88
6.500 - 6.999	1,050	202,034,277	26.79	6.754	629	78.98
7.000 - 7.499	603	108,397,486	14.37	7.237	614	79.96
7.500 - 7.999	701	112,694,357	14.94	7.724	603	81.82
8.000 - 8.499	346	43,752,163	5.80	8.251	592	84.63
8.500 - 8.999	293	37,481,141	4.97	8.720	577	83.84
9.000 - 9.499	148	14,524,587	1.93	9.234	575	83.72
9.500 - 9.999	311	16,020,524	2.12	9.802	627	93.77
10.000 - 10.499	172	7,166,458	0.95	10.273	619	95.53
10.500 - 10.999	202	9,173,813	1.22	10.750	626	98.03
11.000 - 11.499	71	3,149,359	0.42	11.224	613	98.72
11.500 - 11.999	34	1,214,288	0.16	11.597	624	96.37
12.000 - 12.499	18	599,059	0.08	12.128	594	97.40
12.500 - 12.999	5	212,362	0.03	12.590	617	99.15
13.000 - 13.499	2	80,738	0.01	13.000	605	100.00
15.500 - 15.999	1	69,582	0.01	15.500	568	80.00
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

DESCRIPTION OF THE GROUP IA COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	125	18,837,263	2.50	6.869	601	40.61
50.01 - 55.00	53	10,047,595	1.33	6.841	604	52.95
55.01 - 60.00	89	18,387,044	2.44	6.692	601	57.98
60.01 - 65.00	131	26,315,711	3.49	7.079	588	63.49
65.01 - 70.00	211	45,148,533	5.99	6.922	591	68.53
70.01 - 75.00	242	49,260,844	6.53	6.965	600	73.88
75.01 - 80.00	1,804	308,608,695	40.92	6.866	634	79.76
80.01 - 85.00	388	77,805,111	10.32	7.314	602	84.34
85.01 - 90.00	532	99,721,783	13.22	7.298	628	89.66
90.01 - 95.00	290	42,200,848	5.60	7.802	616	94.48
95.01 - 100.00	1,026	57,922,181	7.68	8.995	644	99.92
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

DESCRIPTION OF THE GROUP IA COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	181	31,006,558	4.11	8.225	513	72.88
525 - 549	268	49,321,426	6.54	7.806	538	75.08
550 - 574	371	68,147,973	9.04	7.567	561	77.90
575 - 599	765	114,640,135	15.20	7.290	588	80.17
600 - 624	954	139,879,163	18.55	7.120	612	81.34
625 - 649	881	132,016,869	17.50	7.085	637	82.44
650 - 674	638	96,142,371	12.75	6.956	661	81.11
675 - 699	384	59,268,590	7.86	6.803	686	82.22
700 - 724	206	29,978,996	3.97	6.791	711	82.24
725 - 749	118	17,065,697	2.26	6.785	736	82.59
750 - 774	79	10,861,223	1.44	6.931	759	83.83
775 - 799	40	5,067,876	0.67	6.750	784	82.19
800 - 824	6	858,732	0.11	6.285	805	75.97
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

DESCRIPTION OF THE GROUP IA COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,014	229,202,474	30.39	6.865	618	75.74
Florida	500	70,867,351	9.40	7.544	613	80.84
Maryland	243	39,542,293	5.24	7.223	639	82.40
Arizona	250	36,885,565	4.89	7.175	624	81.51
Nevada	202	34,760,861	4.61	7.067	633	80.78
Illinois	237	33,747,498	4.47	7.223	635	83.30
Washington	229	32,640,629	4.33	7.130	624	83.67
Virginia	158	26,883,328	3.56	7.314	626	81.64
New York	128	26,155,478	3.47	6.864	619	78.14
Texas	297	24,788,514	3.29	7.711	624	84.45
New Jersey	115	22,035,404	2.92	7.195	610	79.12
Colorado	132	17,528,009	2.32	7.180	623	83.97
Georgia	123	13,847,925	1.84	7.787	621	85.71
Connecticut	74	12,119,660	1.61	7.307	622	83.98
Pennsylvania	99	10,652,526	1.41	7.699	609	84.56
Massachusetts	56	10,423,520	1.38	6.982	648	82.04
Michigan	91	9,930,244	1.32	7.823	613	84.20
North Carolina	75	7,689,749	1.02	7.629	624	85.88
Minnesota	48	7,651,011	1.01	7.189	635	89.25
Tennessee	88	7,564,505	1.00	7.702	620	87.25
Oregon	59	7,496,941	0.99	7.430	619	80.86
Ohio	76	6,751,581	0.90	7.727	614	86.75
Indiana	72	6,308,691	0.84	7.948	619	85.48
Rhode Island	29	5,193,143	0.69	7.186	626	76.92
Utah	46	4,906,265	0.65	7.329	618	83.40

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP IA COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Idaho	37	4,507,283	0.60	7.477	612	84.03
New Hampshire	27	4,447,757	0.59	6.838	626	82.51
Missouri	52	4,398,485	0.58	8.052	598	85.63
Oklahoma	45	3,883,818	0.51	7.563	619	87.68
Hawaii	11	3,324,250	0.44	6.865	657	72.93
Wisconsin	37	2,916,975	0.39	7.735	605	85.90
South Carolina	37	2,897,065	0.38	7.970	596	85.56
Alabama	27	2,502,199	0.33	7.728	624	88.52
Maine	18	2,244,555	0.30	7.078	626	81.31
New Mexico	20	2,177,883	0.29	7.481	645	85.11
Kentucky	25	2,156,027	0.29	7.777	600	85.22
District of Columbia	12	2,009,474	0.27	6.991	620	72.52
Kansas	12	1,334,251	0.18	8.452	590	87.68
Iowa	13	1,282,292	0.17	7.407	621	86.57
Arkansas	12	1,159,405	0.15	8.272	625	82.08
West Virginia	6	1,096,202	0.15	6.893	606	85.62
Montana	10	1,072,699	0.14	7.114	632	82.22
Delaware	8	967,649	0.13	7.359	593	82.71
Mississippi	13	914,665	0.12	7.794	608	88.47
Wyoming	8	878,312	0.12	7.275	612	90.13
Vermont	5	866,686	0.11	7.067	575	70.43
Alaska	3	615,697	0.08	7.737	659	87.89
Nebraska	6	561,339	0.07	7.552	642	83.97
South Dakota	4	293,522	0.04	7.346	660	82.45
North Dakota	2	173,955	0.02	8.366	575	98.26
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

DESCRIPTION OF THE GROUP IA COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	4,541	697,045,799	92.42	7.182	618	80.34
Investment	179	31,659,278	4.20	7.508	646	80.45
Second Home	171	25,550,531	3.39	7.249	676	82.60
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	2,618	363,903,236	48.25	7.168	611	81.86
Stated Documentation	1,805	317,447,121	42.09	7.282	632	78.28
Limited Documentation	465	72,339,639	9.59	6.980	625	82.73
No Documentation	3	565,611	0.07	7.347	683	62.49
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	2,673	496,019,049	65.76	7.079	611	78.02
Purchase	2,021	229,880,255	30.48	7.444	645	85.45
Refinance - Rate Term	197	28,356,303	3.76	7.269	623	81.73
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

DESCRIPTION OF THE GROUP IA COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	3,667	549,645,421	72.87	7.215	617	80.00
PUD	613	99,263,942	13.16	7.166	630	81.99
Condo	435	63,224,227	8.38	7.165	639	82.06
2-4 Family	171	41,654,948	5.52	7.078	627	79.73
Townhouse	5	467,069	0.06	9.068	580	86.31
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
January 2006	2	383,981	0.06	6.848	576	65.01
March 2006	5	848,969	0.13	7.376	574	84.61
January 2007	1	91,556	0.01	9.800	517	70.77
March 2007	1	132,699	0.02	6.960	586	80.00
April 2007	1	287,751	0.04	6.750	644	80.00
May 2007	2	313,577	0.05	8.145	531	71.65
June 2007	25	4,489,909	0.70	7.523	613	79.81
July 2007	107	19,222,801	2.99	7.320	601	81.37
August 2007	480	86,413,119	13.45	7.024	617	79.33
September 2007	1,954	374,749,494	58.34	6.982	620	79.44
October 2007	44	7,450,899	1.16	7.523	601	77.12
May 2008	1	79,900	0.01	8.125	607	100.00
June 2008	12	1,841,917	0.29	7.302	603	78.10
July 2008	88	12,517,640	1.95	7.238	621	86.43
August 2008	240	38,099,542	5.93	7.276	612	81.46
September 2008	487	80,665,491	12.56	7.249	616	81.06
October 2008	1	165,648	0.03	8.425	589	85.00
July 2010	1	193,600	0.03	7.050	596	80.00
August 2010	19	4,235,391	0.66	6.487	667	76.58
September 2010	48	10,199,772	1.59	6.586	652	77.66
Total:	**3,519**	**642,383,656**	**100.00**	**7.057**	**618**	**79.87**

*ARM Loans Only

DESCRIPTION OF THE GROUP IA COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	3	480,840	0.07	6.479	636	78.00
3.500 - 3.999	85	14,901,592	2.32	6.738	647	82.52
4.000 - 4.499	22	3,963,306	0.62	6.524	629	79.46
4.500 - 4.999	20	3,465,291	0.54	6.042	635	77.82
5.000 - 5.499	253	54,233,911	8.44	6.185	638	73.95
5.500 - 5.999	625	122,509,665	19.07	6.573	626	78.05
6.000 - 6.499	774	148,088,032	23.05	6.853	618	78.82
6.500 - 6.999	716	134,929,308	21.00	7.166	617	80.26
7.000 - 7.499	402	68,439,010	10.65	7.515	607	82.26
7.500 - 7.999	299	46,632,163	7.26	7.807	611	84.02
8.000 - 8.499	183	27,645,728	4.30	8.311	596	85.00
8.500 - 8.999	83	11,066,027	1.72	8.675	584	86.42
9.000 - 9.499	38	4,326,832	0.67	9.272	563	86.28
9.500 - 9.999	12	1,370,146	0.21	9.448	560	88.26
10.000 - 10.499	3	208,449	0.03	10.061	577	89.61
10.500 - 10.999	1	123,356	0.02	10.650	597	95.00
Total:	**3,519**	**642,383,656**	**100.00**	**7.057**	**618**	**79.87**

*ARM Loans Only

DESCRIPTION OF THE GROUP IA COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	16	4,073,334	0.63	5.275	681	73.37
11.500 - 11.999	69	15,815,547	2.46	5.671	654	73.65
12.000 - 12.499	261	57,324,054	8.92	5.958	649	76.95
12.500 - 12.999	534	111,915,135	17.42	6.370	635	77.47
13.000 - 13.499	717	142,424,191	22.17	6.749	624	78.79
13.500 - 13.999	599	111,457,282	17.35	7.141	616	80.19
14.000 - 14.499	491	84,137,507	13.10	7.592	606	82.51
14.500 - 14.999	363	53,677,135	8.36	7.955	591	83.27
15.000 - 15.499	203	28,651,101	4.46	8.483	581	84.13
15.500 - 15.999	140	19,214,143	2.99	8.826	577	85.07
16.000 - 16.499	64	7,299,690	1.14	9.276	559	81.26
16.500 - 16.999	32	3,742,768	0.58	9.646	559	82.74
17.000 - 17.499	9	920,513	0.14	9.764	579	89.78
17.500 - 17.999	11	884,725	0.14	10.682	562	93.46
18.000 - 18.499	6	567,736	0.09	11.226	583	93.94
18.500 - 18.999	2	140,850	0.02	11.500	604	84.95
19.000 - 19.499	1	68,361	0.01	12.000	536	90.00
22.500 - 22.999	1	69,582	0.01	15.500	568	80.00
Total:	**3,519**	**642,383,656**	**100.00**	**7.057**	**618**	**79.87**

*ARM Loans Only

DESCRIPTION OF THE GROUP IA COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	145,413	0.02	4.250	611	80.00
4.500 - 4.999	3	751,016	0.12	4.766	697	80.00
5.000 - 5.499	40	9,052,024	1.41	5.376	666	72.67
5.500 - 5.999	290	63,144,662	9.83	5.824	652	77.12
6.000 - 6.499	504	103,968,756	16.18	6.268	639	77.62
6.500 - 6.999	924	179,233,033	27.90	6.765	627	79.27
7.000 - 7.499	528	98,689,728	15.36	7.237	612	80.44
7.500 - 7.999	603	99,547,468	15.50	7.720	600	81.96
8.000 - 8.499	254	37,827,809	5.89	8.263	584	84.30
8.500 - 8.999	207	30,871,156	4.81	8.716	568	83.07
9.000 - 9.499	88	11,059,401	1.72	9.231	557	80.51
9.500 - 9.999	44	5,000,151	0.78	9.751	558	83.53
10.000 - 10.499	11	1,283,413	0.20	10.169	558	83.26
10.500 - 10.999	12	963,097	0.15	10.704	557	87.94
11.000 - 11.499	6	567,736	0.09	11.226	583	93.94
11.500 - 11.999	2	140,850	0.02	11.500	604	84.95
12.000 - 12.499	1	68,361	0.01	12.000	536	90.00
15.500 - 15.999	1	69,582	0.01	15.500	568	80.00
Total:	**3,519**	**642,383,656**	**100.00**	**7.057**	**618**	**79.87**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	35	5,058,717	0.79	7.415	586	80.45
1.500	965	149,859,840	23.33	7.305	612	83.63
2.000	45	8,973,267	1.40	8.037	564	74.56
2.925	1	289,477	0.05	6.675	596	69.05
3.000	2,439	470,424,801	73.23	6.968	620	78.82
3.090	1	144,827	0.02	6.875	575	69.71
5.000	32	7,520,052	1.17	6.306	680	77.27
7.000	1	112,675	0.02	6.750	581	80.00
Total:	**3,519**	**642,383,656**	**100.00**	**7.057**	**618**	**79.87**

*ARM Loans Only

DESCRIPTION OF THE GROUP IA COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2,385	467,943,353	72.84	6.951	620	78.74
1.500	1,124	172,857,625	26.91	7.336	613	82.99
2.000	10	1,582,678	0.25	7.817	560	73.65
Total:	**3,519**	**642,383,656**	**100.00**	**7.057**	**618**	**79.87**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	1	206,971	0.03	7.950	508	80.00
6.000 - 6.499	666	134,604,857	20.95	7.148	605	76.40
6.500 - 6.999	1,571	308,165,491	47.97	6.823	628	79.55
7.000 - 7.499	1,278	198,993,440	30.98	7.355	613	82.74
8.000 - 8.499	1	125,059	0.02	7.990	659	95.00
10.000 - 10.499	2	287,838	0.04	7.162	534	52.86
Total:	**3,519**	**642,383,656**	**100.00**	**7.057**	**618**	**79.87**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,637	215,640,539	28.59	7.391	632	82.86
12	179	33,294,924	4.41	7.262	620	78.19
13	3	389,236	0.05	7.086	609	67.71
24	2,320	388,467,737	51.50	7.109	616	79.91
26	1	151,875	0.02	6.750	608	80.00
36	751	116,311,296	15.42	7.118	621	78.29
Total:	**4,891**	**754,255,607**	**100.00**	**7.198**	**621**	**80.42**

DESCRIPTION OF THE GROUP IB COLLATERAL

SUMMARY – GROUP IB POOL*

Number of Mortgage Loans:	1,096	Index Type:	
Aggregate Principal Balance:	$204,627,292	6 Month LIBOR:	87.75%
Conforming Principal Balance Loans:	$204,627,292	Fixed Rate:	12.25%
Average Principal Balance:	$186,704	W.A. Initial Periodic Cap:	3.031%
Range:	$14,987 - $493,635	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	6.985%	W.A. Lifetime Rate Cap:	6.492%
Range:	4.990% - 12.875%	Property Type:	
W.A. Gross Margin:	6.296%	Single Family:	61.92%
Range:	3.850% - 7.975%	PUD:	17.89%
W.A. Remaining Term:	341 months	2-4 Family:	9.20%
Range:	175 months - 359 months	Condo:	10.99%
W.A. Seasoning:	2 months		
Latest Maturity Date:	October 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	100.00%
California:	48.15%		
Florida:	7.83%		
New York:	6.54%	Documentation Status:	
Washington:	4.56%	Full:	26.42%
Maryland:	3.93%	Stated:	59.23%
W.A. Original Combined LTV:	82.28%	Limited:	14.35%
Range:	39.40% - 100.00%		
First Liens:	90.71%	Non-Zero W.A. Prepayment Penalty – Term:	24 months
Second Liens:	9.29%	Loans with Prepay Penalties:	69.76%
Non-Balloon Loans:	52.85%	Interest Only Loans:	22.75%
Non-Zero W.A. FICO Score:	662	Non-Zero Weighted Average IO Term	66 months

DESCRIPTION OF THE GROUP IB COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
WMC	1,076	201,557,128	98.50	6.975	662	82.21
Other	20	3,070,164	1.50	7.642	656	86.97
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 15 Year	10	514,271	0.25	9.429	651	92.86
Fixed - 30 Year	22	4,415,866	2.16	7.194	678	80.44
Balloon - 15/30	345	18,446,830	9.01	10.034	668	99.64
Balloon - 30/40	7	1,699,273	0.83	6.721	672	80.00
ARM - 2 Year/6 Month	230	53,948,787	26.36	6.860	647	81.10
ARM - 2 Year/6 Month IO	163	41,168,943	20.12	6.449	686	80.16
ARM - 2 Year/6 Month 30/40 Balloon	275	73,884,922	36.11	6.678	655	80.49
ARM - 3 Year/6 Month	10	1,882,616	0.92	6.824	658	81.28
ARM - 3 Year/6 Month IO	7	1,636,900	0.80	6.064	684	80.00
ARM - 3 Year/6 Month 30/40 Balloon	4	1,229,173	0.60	6.175	651	80.00
ARM - 5 Year/6 Month	4	824,393	0.40	6.940	696	69.54
ARM - 5 Year/6 Month IO	14	3,748,985	1.83	6.088	675	79.71
ARM - 5 Year/6 Month 30/40 Balloon	5	1,226,333	0.60	6.765	658	81.98
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

DESCRIPTION OF THE GROUP IB COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	141	5,426,104	2.65	10.140	656	99.43
50,000.01 - 100,000.00	229	14,629,557	7.15	9.775	670	97.76
100,000.01 - 150,000.00	71	9,257,686	4.52	7.003	644	80.81
150,000.01 - 200,000.00	105	18,623,184	9.10	6.737	653	79.98
200,000.01 - 250,000.00	164	37,223,742	18.19	6.703	663	80.69
250,000.01 - 300,000.00	186	51,442,643	25.14	6.621	660	80.17
300,000.01 - 350,000.00	147	47,744,057	23.33	6.649	662	80.56
350,000.01 - 400,000.00	42	15,366,858	7.51	6.486	672	80.73
400,000.01 - 450,000.00	6	2,527,711	1.24	6.637	663	82.53
450,000.01 - 500,000.00	5	2,385,751	1.17	7.110	695	86.93
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

DESCRIPTION OF THE GROUP IB COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	142	5,472,735	2.67	10.132	656	99.44
50,000.01 - 100,000.00	228	14,582,926	7.13	9.777	669	97.75
100,000.01 - 150,000.00	71	9,257,686	4.52	7.003	644	80.81
150,000.01 - 200,000.00	105	18,623,184	9.10	6.737	653	79.98
200,000.01 - 250,000.00	164	37,223,742	18.19	6.703	663	80.69
250,000.01 - 300,000.00	186	51,442,643	25.14	6.621	660	80.17
300,000.01 - 350,000.00	148	48,093,590	23.50	6.644	663	80.56
350,000.01 - 400,000.00	41	15,017,325	7.34	6.497	671	80.74
400,000.01 - 450,000.00	6	2,527,711	1.24	6.637	663	82.53
450,000.01 - 500,000.00	5	2,385,751	1.17	7.110	695	86.93
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
121 - 180	355	18,961,100	9.27	10.017	667	99.45
301 - 360	741	185,666,192	90.73	6.675	661	80.53
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

Interest Only Term

Interest Only Term (months)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	912	158,072,464	77.25	7.155	655	82.92
60	168	42,208,173	20.63	6.395	686	80.05
120	16	4,346,656	2.12	6.509	674	80.77
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

DESCRIPTION OF THE GROUP IB COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	1	191,798	0.09	4.990	725	80.00
5.000 - 5.499	10	3,112,938	1.52	5.355	714	80.00
5.500 - 5.999	96	25,570,690	12.50	5.821	683	79.77
6.000 - 6.499	167	42,270,969	20.66	6.264	666	80.01
6.500 - 6.999	278	69,847,127	34.13	6.758	662	80.36
7.000 - 7.499	94	24,195,482	11.82	7.240	650	81.22
7.500 - 7.999	78	17,106,414	8.36	7.711	631	82.21
8.000 - 8.499	31	3,649,262	1.78	8.194	642	86.81
8.500 - 8.999	34	2,005,540	0.98	8.791	696	97.38
9.000 - 9.499	16	1,230,582	0.60	9.127	659	97.48
9.500 - 9.999	128	6,772,361	3.31	9.813	676	99.57
10.000 - 10.499	39	2,202,002	1.08	10.184	646	98.37
10.500 - 10.999	89	4,660,144	2.28	10.786	645	99.35
11.000 - 11.499	18	815,748	0.40	11.226	624	99.89
11.500 - 11.999	12	733,101	0.36	11.663	648	99.55
12.000 - 12.499	2	109,171	0.05	12.309	663	100.00
12.500 - 12.999	3	153,964	0.08	12.759	638	100.00
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

DESCRIPTION OF THE GROUP IB COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	4	853,476	0.42	7.341	603	42.17
50.01 - 55.00	1	271,786	0.13	6.900	517	54.14
60.01 - 65.00	2	288,506	0.14	6.219	636	63.07
65.01 - 70.00	2	388,799	0.19	6.669	673	67.79
70.01 - 75.00	1	318,503	0.16	6.950	643	75.00
75.01 - 80.00	683	171,258,705	83.69	6.625	663	79.99
80.01 - 85.00	4	920,478	0.45	6.790	648	85.00
85.01 - 90.00	27	5,986,319	2.93	7.336	655	89.94
90.01 - 95.00	37	6,241,712	3.05	7.815	628	94.96
95.01 - 100.00	335	18,099,008	8.84	9.997	667	100.00
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

DESCRIPTION OF THE GROUP IB COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	2	561,386	0.27	7.403	521	46.54
525 - 549	4	849,788	0.42	7.750	543	90.74
550 - 574	11	2,920,089	1.43	7.422	567	88.59
575 - 599	71	11,206,467	5.48	7.255	589	82.60
600 - 624	186	35,988,269	17.59	7.126	613	81.47
625 - 649	186	33,863,535	16.55	7.115	637	82.91
650 - 674	238	42,173,695	20.61	7.022	661	81.85
675 - 699	182	35,249,520	17.23	6.884	686	82.52
700 - 724	83	16,712,672	8.17	6.812	711	83.16
725 - 749	75	14,456,995	7.07	6.644	734	82.38
750 - 774	30	6,218,796	3.04	6.579	759	81.16
775 - 799	23	3,787,044	1.85	6.327	784	81.92
800 - 824	5	639,036	0.31	7.225	807	83.61
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

DESCRIPTION OF THE GROUP IB COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	477	98,524,186	48.15	6.831	667	81.92
Florida	104	16,015,991	7.83	7.400	662	84.10
New York	54	13,379,252	6.54	6.811	668	80.50
Washington	55	9,340,187	4.56	6.901	648	82.88
Maryland	46	8,045,909	3.93	7.412	650	84.41
Illinois	49	7,789,393	3.81	7.029	673	82.65
New Jersey	28	7,250,619	3.54	6.882	657	82.65
Texas	60	7,179,515	3.51	7.355	642	80.96
Virginia	30	7,152,862	3.50	7.283	667	81.23
Arizona	43	6,224,628	3.04	7.119	638	82.24
Massachusetts	19	5,130,528	2.51	6.519	686	81.68
Nevada	21	4,093,315	2.00	6.960	674	82.69
Connecticut	14	3,064,635	1.50	7.376	644	82.34
Oregon	8	1,217,312	0.59	7.195	652	83.21
Colorado	9	1,102,081	0.54	7.255	664	82.77
New Mexico	7	948,008	0.46	8.133	596	87.41
Idaho	7	748,816	0.37	6.941	644	83.44
Missouri	9	745,688	0.36	7.454	651	85.04
Georgia	5	714,613	0.35	7.657	623	86.84
Tennessee	5	704,019	0.34	6.739	654	87.18
Indiana	7	665,286	0.33	7.192	641	83.35
Pennsylvania	6	651,728	0.32	7.349	632	80.43
Oklahoma	6	617,524	0.30	7.160	619	84.00
Utah	5	551,828	0.27	7.103	681	83.14
Ohio	4	459,588	0.22	8.007	622	82.06

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP IB COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Minnesota	4	417,596	0.20	7.560	636	84.00
North Carolina	3	352,592	0.17	7.256	600	84.47
Rhode Island	2	320,547	0.16	7.022	645	83.45
Michigan	2	239,623	0.12	7.387	621	84.00
South Carolina	1	232,271	0.11	7.750	586	90.00
New Hampshire	1	208,456	0.10	6.990	607	80.00
Wisconsin	2	182,876	0.09	8.116	603	84.00
Maine	1	177,955	0.09	6.990	609	80.00
Montana	2	177,865	0.09	7.790	675	84.00
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

DESCRIPTION OF THE GROUP IB COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	1,096	204,627,292	100.00	6.985	662	82.28
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Stated Documentation	623	121,198,269	59.23	7.090	671	81.90
Full Documentation	321	54,069,541	26.42	6.877	650	82.92
Limited Documentation	152	29,359,483	14.35	6.748	647	82.71
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	1,096	204,627,292	100.00	6.985	662	82.28
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

DESCRIPTION OF THE GROUP IB COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	707	126,701,972	61.92	7.007	658	82.23
PUD	204	36,614,903	17.89	7.038	655	82.42
Condo	116	22,485,271	10.99	6.809	676	82.25
2-4 Family	69	18,825,147	9.20	6.943	681	82.44
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
May 2007	2	661,498	0.37	6.511	702	80.00
June 2007	7	1,341,740	0.75	7.333	679	83.62
July 2007	12	3,086,807	1.72	7.133	666	85.02
August 2007	108	27,620,811	15.38	6.612	666	80.47
September 2007	537	135,768,816	75.62	6.681	659	80.50
October 2007	2	522,980	0.29	5.894	620	80.00
July 2008	1	214,017	0.12	6.500	656	80.00
August 2008	3	633,326	0.35	6.806	696	83.81
September 2008	16	3,750,946	2.09	6.335	662	80.00
October 2008	1	150,400	0.08	5.990	629	80.00
August 2010	4	874,477	0.49	6.181	679	80.00
September 2010	18	4,704,845	2.62	6.395	674	78.45
October 2010	1	220,390	0.12	6.125	658	80.00
Total:	**712**	**179,551,053**	**100.00**	**6.662**	**661**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE GROUP IB COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	23	5,326,452	2.97	6.612	669	80.00
4.000 - 4.499	4	1,057,488	0.59	6.354	700	80.00
4.500 - 4.999	2	411,879	0.23	6.054	734	88.48
5.000 - 5.499	32	7,387,704	4.11	6.462	655	79.45
5.500 - 5.999	133	33,102,802	18.44	6.222	662	79.91
6.000 - 6.499	215	55,342,346	30.82	6.531	662	79.99
6.500 - 6.999	186	47,143,535	26.26	6.819	664	80.97
7.000 - 7.499	78	20,505,344	11.42	7.074	652	81.45
7.500 - 7.999	39	9,273,503	5.16	7.557	645	82.74
Total:	**712**	**179,551,053**	**100.00**	**6.662**	**661**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE GROUP IB COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	1	191,798	0.11	4.990	725	80.00
11.500 - 11.999	10	3,112,938	1.73	5.355	714	80.00
12.000 - 12.499	98	25,893,030	14.42	5.829	683	79.86
12.500 - 12.999	163	41,430,489	23.07	6.277	666	80.19
13.000 - 13.499	266	66,616,943	37.10	6.760	660	80.33
13.500 - 13.999	94	24,093,557	13.42	7.259	649	81.26
14.000 - 14.499	65	14,970,174	8.34	7.703	627	82.08
14.500 - 14.999	12	2,675,538	1.49	8.196	608	81.35
15.000 - 15.499	3	566,584	0.32	8.954	600	89.39
Total:	**712**	**179,551,053**	**100.00**	**6.662**	**661**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE GROUP IB COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	2	370,915	0.21	5.538	740	80.00
5.000 - 5.499	10	3,112,938	1.73	5.355	714	80.00
5.500 - 5.999	96	25,502,205	14.20	5.828	682	79.88
6.000 - 6.499	166	41,923,441	23.35	6.293	665	80.19
6.500 - 6.999	267	67,009,966	37.32	6.765	661	80.44
7.000 - 7.499	90	23,315,089	12.99	7.238	649	81.09
7.500 - 7.999	68	15,577,576	8.68	7.714	628	82.20
8.000 - 8.499	10	2,271,881	1.27	8.182	613	79.59
8.500 - 8.999	2	245,357	0.14	8.691	608	80.00
9.000 - 9.499	1	221,684	0.12	9.000	589	95.00
Total:	**712**	**179,551,053**	**100.00**	**6.662**	**661**	**80.54**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	4	563,362	0.31	7.107	627	80.00
1.500	1	190,155	0.11	8.225	605	80.00
2.000	2	436,225	0.24	6.750	670	87.64
3.000	691	174,612,325	97.25	6.671	661	80.54
5.000	14	3,748,985	2.09	6.088	675	79.71
Total:	**712**	**179,551,053**	**100.00**	**6.662**	**661**	**80.54**

*ARM Loans Only

DESCRIPTION OF THE GROUP IB COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	711	179,447,415	99.94	6.661	661	80.54
1.500	1	103,637	0.06	7.875	640	80.00
Total:	**712**	**179,551,053**	**100.00**	**6.662**	**661**	**80.54**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
6.000 - 6.499	15	2,877,967	1.60	7.410	656	86.14
6.500 - 6.999	697	176,673,086	98.40	6.650	661	80.45
Total:	**712**	**179,551,053**	**100.00**	**6.662**	**661**	**80.54**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	357	61,882,919	30.24	7.238	663	83.07
12	38	9,220,541	4.51	7.102	661	81.90
24	656	125,150,385	61.16	6.873	661	81.97
36	45	8,373,448	4.09	6.660	670	81.61
Total:	**1,096**	**204,627,292**	**100.00**	**6.985**	**662**	**82.28**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL*			
Number of Mortgage Loans:	3,013	Index Type:	
Aggregate Principal Balance:	$838,728,834	6 Month LIBOR:	84.37%
Conforming Principal Balance Loans:	$205,592,533	Fixed Rate:	15.63%
Average Principal Balance:	$278,370	W.A. Initial Periodic Cap:	2.685%
Range:	$11,990 - $993,291	W.A. Subsequent Periodic Cap	1.126%
W.A. Coupon:	7.152%	W.A. Lifetime Rate Cap	6.545%
Range:	4.515% - 13.125%	Property Type	
W.A. Gross Margin:	6.362%	Single Family:	71.98%
Range:	3.515% - 10.000%	PUD:	15.70%
W.A. Remaining Term:	340 months	2-4 Family:	4.34%
Range:	173 months - 359 months	Condo:	7.99%
W.A. Seasoning:	2 months		
Latest Maturity Date:	October 1 ,2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	97.79%
California:	63.56%	Investment:	0.97%
Florida:	7.60%	Second Home:	1.25%
New York	4.35%	Documentation Status:	
Nevada:	2.67%	Full:	29.08%
New Jersey:	2.63%	Stated:	59.06%
W.A. Original Combined LTV:	83.47%	Limited:	11.72%
Range:	21.28% - 100.00%	None:	0.13%
First Liens:	90.01%	Non-Zero W.A. Prepayment Penalty – Term:	26 months
Second Liens:	9.99%	Loans with Prepay Penalties:	76.33%
Non-Balloon Loans:	69.07%	Interest Only Loans	37.87%
Non-Zero W.A. FICO Score:	649	Non-Zero Weighted Average IO Term	51 months

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
WMC	1,427	428,911,424	51.14	7.103	654	83.91
Countrywide	720	205,148,262	24.46	7.099	641	83.52
Other	866	204,669,148	24.40	7.307	647	82.49
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 15 Year	11	1,445,398	0.17	7.369	652	68.72
Fixed - 20 Year	2	191,051	0.02	11.261	620	97.11
Fixed - 30 Year	186	39,571,835	4.72	6.994	639	81.19
Fixed - 30 Year IO	5	1,678,508	0.20	6.439	671	79.88
Balloon - 15/30	890	81,242,836	9.69	10.035	666	99.48
Balloon - 30/40	15	7,000,229	0.83	6.618	639	81.42
ARM - 6 Month	8	2,791,760	0.33	7.229	612	85.97
ARM - 2 Year/6 Month	497	159,653,937	19.04	7.129	629	81.21
ARM - 2 Year/6 Month IO	632	244,996,468	29.21	6.619	664	81.85
ARM - 2 Year/6 Month 30/40 Balloon	347	163,817,485	19.53	6.788	641	81.73
ARM - 2 Year/6 Month 40/10*	7	3,006,453	0.36	6.903	611	80.67
ARM - 3 Year/6 Month	199	51,668,585	6.16	7.326	629	83.49
ARM - 3 Year/6 Month IO	159	54,925,346	6.55	6.897	659	82.77
ARM - 3 Year/6 Month 30/40 Balloon	7	3,508,365	0.42	6.777	618	81.50
ARM - 5 Year/6 Month	7	3,418,180	0.41	6.003	663	75.32
ARM - 5 Year/6 Month IO	34	16,003,569	1.91	6.098	685	80.70
ARM - 5 Year/6 Month 30/40 Balloon	7	3,808,830	0.45	6.473	653	80.79
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

* For the first ten years, amortizes based on a 40-year term to maturity and thereafter, based on a 20-year term to maturity.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	107	3,807,850	0.45	10.300	653	99.07
50,000.01 - 100,000.00	578	45,263,898	5.40	9.858	657	97.22
100,000.01 - 150,000.00	446	54,305,825	6.47	8.962	655	92.94
150,000.01 - 200,000.00	200	34,864,526	4.16	7.761	643	85.61
200,000.01 - 250,000.00	168	37,734,358	4.50	6.930	652	80.44
250,000.01 - 300,000.00	156	42,834,337	5.11	6.911	653	82.42
300,000.01 - 350,000.00	138	44,743,004	5.33	6.877	652	83.47
350,000.01 - 400,000.00	368	139,192,931	16.60	6.831	641	81.22
400,000.01 - 450,000.00	278	118,171,772	14.09	6.736	653	81.22
450,000.01 - 500,000.00	213	101,409,409	12.09	6.750	648	81.09
500,000.01 - 550,000.00	123	64,661,286	7.71	6.689	654	82.53
550,000.01 - 600,000.00	101	58,173,395	6.94	6.724	652	82.00
600,000.01 - 650,000.00	61	38,118,013	4.54	6.852	641	80.61
650,000.01 - 700,000.00	37	24,784,276	2.95	6.755	636	84.88
700,000.01 - 750,000.00	21	15,236,503	1.82	6.658	646	81.20
750,000.01 - 800,000.00	6	4,723,426	0.56	6.791	620	79.88
800,000.01 - 850,000.00	5	4,112,162	0.49	6.876	632	82.71
850,000.01 - 900,000.00	2	1,754,504	0.21	7.275	633	77.51
900,000.01 - 950,000.00	1	950,000	0.11	5.150	667	77.24
950,000.01 - 1,000,000.00	4	3,887,358	0.46	7.049	663	83.29
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	107	3,807,850	0.45	10.300	653	99.07
50,000.01 - 100,000.00	579	45,363,710	5.41	9.850	657	97.15
100,000.01 - 150,000.00	445	54,206,013	6.46	8.966	655	93.00
150,000.01 - 200,000.00	200	34,864,526	4.16	7.761	643	85.61
200,000.01 - 250,000.00	168	37,734,358	4.50	6.930	652	80.44
250,000.01 - 300,000.00	157	43,118,321	5.14	6.910	653	82.41
300,000.01 - 350,000.00	140	45,428,292	5.42	6.864	653	83.42
350,000.01 - 400,000.00	368	139,358,374	16.62	6.833	641	81.19
400,000.01 - 450,000.00	277	117,822,422	14.05	6.734	653	81.26
450,000.01 - 500,000.00	212	100,959,549	12.04	6.750	648	81.10
500,000.01 - 550,000.00	123	64,661,286	7.71	6.689	654	82.53
550,000.01 - 600,000.00	101	58,173,395	6.94	6.724	652	82.00
600,000.01 - 650,000.00	60	37,782,508	4.50	6.865	641	80.62
650,000.01 - 700,000.00	37	24,784,276	2.95	6.755	636	84.88
700,000.01 - 750,000.00	21	15,236,503	1.82	6.658	646	81.20
750,000.01 - 800,000.00	6	4,723,426	0.56	6.791	620	79.88
800,000.01 - 850,000.00	5	4,112,162	0.49	6.876	632	82.71
850,000.01 - 900,000.00	2	1,754,504	0.21	7.275	633	77.51
900,000.01 - 950,000.00	1	950,000	0.11	5.150	667	77.24
950,000.01 - 1,000,000.00	4	3,887,358	0.46	7.049	663	83.29
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
121 - 180	901	82,688,235	9.86	9.989	666	98.94
181 - 240	2	191,051	0.02	11.261	620	97.11
301 - 360	2,110	755,849,549	90.12	6.840	647	81.77
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Interest Only Term

Interest Only Term (months)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	2,183	521,124,943	62.13	7.464	640	84.40
24	162	57,718,135	6.88	6.837	650	84.86
36	117	39,759,178	4.74	7.103	654	83.97
60	544	217,078,249	25.88	6.513	669	80.85
120	7	3,048,328	0.36	5.894	697	77.67
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	4	2,033,353	0.24	4.763	650	78.61
5.000 - 5.499	28	11,929,145	1.42	5.273	682	79.30
5.500 - 5.999	257	107,494,876	12.82	5.820	671	80.02
6.000 - 6.499	385	150,721,859	17.97	6.271	658	80.14
6.500 - 6.999	609	225,736,808	26.91	6.738	649	81.69
7.000 - 7.499	306	106,860,414	12.74	7.242	641	81.86
7.500 - 7.999	273	87,851,715	10.47	7.733	623	84.14
8.000 - 8.499	136	33,245,601	3.96	8.239	622	86.05
8.500 - 8.999	147	27,983,203	3.34	8.738	629	89.14
9.000 - 9.499	77	11,769,080	1.40	9.242	640	89.92
9.500 - 9.999	342	34,445,973	4.11	9.794	666	98.72
10.000 - 10.499	107	8,989,094	1.07	10.258	644	98.76
10.500 - 10.999	259	23,528,612	2.81	10.746	645	99.25
11.000 - 11.499	32	2,538,934	0.30	11.230	632	98.93
11.500 - 11.999	40	2,954,678	0.35	11.658	636	98.48
12.000 - 12.499	6	300,904	0.04	12.117	615	100.00
12.500 - 12.999	4	243,631	0.03	12.824	657	100.00
13.000 - 13.499	1	100,955	0.01	13.125	620	100.00
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	13	2,938,798	0.35	6.395	617	42.92
50.01 - 55.00	8	2,076,541	0.25	6.291	616	52.89
55.01 - 60.00	15	5,968,028	0.71	7.075	604	58.25
60.01 - 65.00	21	7,147,872	0.85	6.715	586	63.77
65.01 - 70.00	48	21,028,962	2.51	6.764	599	68.74
70.01 - 75.00	80	34,039,078	4.06	6.897	630	74.32
75.01 - 80.00	1,354	479,588,879	57.18	6.673	660	79.88
80.01 - 85.00	110	44,017,927	5.25	7.052	617	84.28
85.01 - 90.00	247	93,530,491	11.15	7.159	629	89.56
90.01 - 95.00	168	44,954,427	5.36	7.850	625	94.84
95.01 - 100.00	949	103,437,831	12.33	9.342	661	99.91
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	30	10,256,055	1.22	7.872	514	75.11
525 - 549	43	13,945,609	1.66	7.897	539	80.22
550 - 574	116	39,561,282	4.72	7.597	562	83.47
575 - 599	247	73,170,341	8.72	7.274	588	83.93
600 - 624	474	133,637,317	15.93	7.144	613	82.88
625 - 649	589	153,487,909	18.30	7.303	638	83.95
650 - 674	593	163,619,035	19.51	7.093	661	83.70
675 - 699	433	118,217,207	14.09	6.922	686	83.67
700 - 724	242	65,601,922	7.82	6.884	711	84.06
725 - 749	133	37,473,051	4.47	7.003	735	83.69
750 - 774	72	19,819,542	2.36	6.932	760	83.57
775 - 799	35	8,789,355	1.05	6.902	786	82.65
800 - 824	6	1,150,210	0.14	7.203	807	83.01
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,690	533,055,527	63.56	7.022	652	83.07
Florida	294	63,770,871	7.60	7.418	645	83.38
New York	121	36,482,719	4.35	7.173	647	84.75
Nevada	101	22,392,050	2.67	7.126	656	83.70
New Jersey	70	22,031,069	2.63	7.545	640	83.01
Virginia	83	21,484,301	2.56	7.628	638	85.53
Maryland	53	17,591,876	2.10	6.887	655	85.14
Texas	120	15,814,684	1.89	7.652	630	84.08
Washington	59	14,497,830	1.73	7.220	628	85.60
Arizona	64	13,687,695	1.63	7.469	636	83.46
Illinois	41	12,601,379	1.50	7.159	645	82.98
Massachusetts	40	9,821,561	1.17	7.324	680	84.80
Colorado	31	7,228,663	0.86	7.197	640	84.07
Connecticut	24	6,843,018	0.82	7.484	633	83.54
Georgia	27	6,451,602	0.77	7.756	642	84.44
Michigan	20	3,849,430	0.46	7.635	617	82.93
District of Columbia	6	3,027,687	0.36	7.270	655	82.68
Tennessee	18	2,923,791	0.35	7.418	647	85.57
Minnesota	10	2,913,917	0.35	7.858	636	92.20
Pennsylvania	14	2,479,418	0.30	7.533	620	88.07
North Carolina	12	2,136,646	0.25	6.970	617	80.54
Indiana	14	1,913,318	0.23	7.712	619	90.62
South Carolina	9	1,680,286	0.20	7.818	666	84.43
Utah	13	1,487,152	0.18	8.340	627	80.66
Missouri	9	1,210,982	0.14	8.093	633	81.12

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Idaho	7	1,199,050	0.14	8.215	644	83.47
Oregon	8	959,178	0.11	6.915	657	84.82
New Mexico	4	951,246	0.11	7.707	642	82.66
Alabama	7	920,522	0.11	8.074	597	91.35
Rhode Island	5	892,229	0.11	7.384	634	78.44
Ohio	10	859,541	0.10	7.791	620	83.97
Hawaii	2	811,256	0.10	6.926	691	80.00
Mississippi	4	679,481	0.08	6.906	635	81.42
New Hampshire	4	665,395	0.08	7.369	662	81.65
Oklahoma	4	569,821	0.07	8.472	570	89.86
Vermont	1	499,256	0.06	7.500	630	78.99
Kentucky	3	494,855	0.06	6.724	636	87.26
Delaware	1	466,869	0.06	7.990	549	85.00
Maine	3	383,842	0.05	7.665	616	82.50
Wisconsin	2	371,751	0.04	7.660	614	80.00
Arkansas	3	256,691	0.03	8.578	625	91.50
Alaska	1	247,694	0.03	9.280	599	95.00
Montana	1	122,688	0.01	7.301	620	80.00
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	2,965	820,166,072	97.79	7.146	648	83.48
Second Home	31	10,454,521	1.25	7.551	677	82.90
Investment	17	8,108,241	0.97	7.219	655	83.26
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Stated Documentation	1,787	495,389,859	59.06	7.325	659	82.65
Full Documentation	907	243,905,072	29.08	6.922	630	84.71
Limited Documentation	314	98,335,241	11.72	6.837	644	84.51
No Documentation	5	1,098,663	0.13	8.201	718	86.29
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	2,291	565,969,044	67.48	7.266	659	84.26
Refinance - Cashout	685	260,933,709	31.11	6.932	627	81.73
Refinance - Rate Term	37	11,826,081	1.41	6.551	652	83.87
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	2,143	603,692,725	71.98	7.130	648	83.25
PUD	471	131,665,960	15.70	7.135	643	84.07
Condo	284	66,993,184	7.99	7.244	660	83.72
2-4 Family	115	36,376,965	4.34	7.410	657	84.43
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
January 2006	1	315,053	0.04	7.500	722	80.00
March 2006	7	2,476,707	0.35	7.195	598	86.73
March 2007	1	198,259	0.03	7.375	643	95.00
June 2007	8	3,499,666	0.49	6.644	650	84.32
July 2007	63	21,768,954	3.08	7.253	627	81.86
August 2007	257	97,570,513	13.79	6.728	650	81.89
September 2007	1,100	434,220,805	61.37	6.800	647	81.56
October 2007	54	14,216,146	2.01	7.078	654	80.70
March 2008	1	129,416	0.02	5.400	653	80.00
June 2008	8	2,172,797	0.31	6.918	659	82.53
July 2008	36	10,403,637	1.47	7.082	642	84.88
August 2008	83	23,760,510	3.36	7.196	638	83.64
September 2008	236	73,396,736	10.37	7.072	645	82.65
October 2008	1	239,200	0.03	6.990	746	80.00
August 2010	8	3,903,963	0.55	6.148	668	81.72
September 2010	40	19,326,617	2.73	6.145	678	79.56
Total:	**1,904**	**707,598,977**	**100.00**	**6.835**	**647**	**81.81**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	13	5,946,695	0.84	6.498	650	80.04
4.000 - 4.499	9	3,400,228	0.48	6.245	676	81.41
4.500 - 4.999	14	6,315,826	0.89	6.210	679	80.95
5.000 - 5.499	175	65,446,506	9.25	6.105	663	78.99
5.500 - 5.999	410	151,190,050	21.37	6.493	652	80.25
6.000 - 6.499	447	178,023,183	25.16	6.627	651	81.00
6.500 - 6.999	386	141,117,647	19.94	6.977	648	82.79
7.000 - 7.499	220	79,318,177	11.21	7.277	640	83.61
7.500 - 7.999	126	45,621,627	6.45	7.777	618	84.70
8.000 - 8.499	61	18,685,859	2.64	7.929	623	85.64
8.500 - 8.999	24	6,727,841	0.95	8.617	620	90.30
9.000 - 9.499	14	4,201,676	0.59	9.221	607	88.68
9.500 - 9.999	4	1,482,862	0.21	9.382	565	91.62
10.000 - 10.499	1	120,800	0.02	8.000	674	80.00
Total:	**1,904**	**707,598,977**	**100.00**	**6.835**	**647**	**81.81**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	10	4,084,980	0.58	5.102	677	79.57
11.500 - 11.999	61	25,379,508	3.59	5.630	669	78.80
12.000 - 12.499	225	97,024,224	13.71	5.956	669	79.88
12.500 - 12.999	363	143,394,449	20.26	6.390	657	80.62
13.000 - 13.499	384	155,319,749	21.95	6.701	650	81.37
13.500 - 13.999	351	124,244,837	17.56	7.056	642	82.52
14.000 - 14.499	220	74,800,932	10.57	7.566	634	83.61
14.500 - 14.999	145	42,960,572	6.07	7.928	612	85.21
15.000 - 15.499	70	19,369,506	2.74	8.364	628	82.92
15.500 - 15.999	39	11,080,466	1.57	8.787	606	87.86
16.000 - 16.499	18	5,328,874	0.75	9.259	615	86.56
16.500 - 16.999	8	2,484,101	0.35	9.607	579	91.80
17.000 - 17.499	4	774,275	0.11	10.267	584	90.58
17.500 - 17.999	1	179,864	0.03	10.750	526	80.00
18.000 - 18.499	4	1,092,948	0.15	10.203	567	82.36
18.500 - 18.999	1	79,693	0.01	11.625	597	80.00
Total:	**1,904**	**707,598,977**	**100.00**	**6.835**	**647**	**81.81**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	4	2,033,353	0.29	4.763	650	78.61
5.000 - 5.499	28	11,929,145	1.69	5.273	682	79.30
5.500 - 5.999	237	100,645,406	14.22	5.832	670	80.34
6.000 - 6.499	351	138,943,347	19.64	6.273	658	80.39
6.500 - 6.999	560	211,347,908	29.87	6.738	651	81.84
7.000 - 7.499	288	102,570,644	14.50	7.247	642	81.83
7.500 - 7.999	243	81,606,674	11.53	7.743	622	83.75
8.000 - 8.499	92	28,581,013	4.04	8.236	614	84.62
8.500 - 8.999	58	18,374,584	2.60	8.705	609	85.52
9.000 - 9.499	23	6,316,292	0.89	9.220	607	84.20
9.500 - 9.999	11	3,610,251	0.51	9.650	585	92.26
10.000 - 10.499	4	774,275	0.11	10.267	584	90.58
10.500 - 10.999	1	179,864	0.03	10.750	526	80.00
11.000 - 11.499	3	606,527	0.09	11.176	619	96.27
11.500 - 11.999	1	79,693	0.01	11.625	597	80.00
Total:	**1,904**	**707,598,977**	**100.00**	**6.835**	**647**	**81.81**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	11	3,899,560	0.55	7.105	635	84.19
1.500	532	161,840,974	22.87	7.112	642	84.57
2.000	16	5,169,554	0.73	7.732	604	76.37
3.000	1,311	521,094,533	73.64	6.759	649	81.03
5.000	31	14,665,636	2.07	6.073	686	80.52
6.000	2	549,704	0.08	6.603	687	86.53
7.000	1	379,016	0.05	7.600	680	79.99
Total:	**1,904**	**707,598,977**	**100.00**	**6.835**	**647**	**81.81**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,303	530,001,789	74.90	6.739	650	81.04
1.500	599	176,941,043	25.01	7.123	641	84.16
2.000	2	656,145	0.09	6.980	585	75.14
Total:	**1,904**	**707,598,977**	**100.00**	**6.835**	**647**	**81.81**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
6.000 - 6.499	415	146,418,172	20.69	6.861	645	80.05
6.500 - 6.999	778	353,357,651	49.94	6.655	651	81.50
7.000 - 7.499	710	207,336,734	29.30	7.119	643	83.64
9.500 - 9.999	1	486,421	0.07	8.990	503	65.00
Total:	**1,904**	**707,598,977**	**100.00**	**6.835**	**647**	**81.81**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	738	198,500,716	23.67	7.573	654	84.23
12	171	51,947,679	6.19	7.243	646	82.64
13	9	2,133,385	0.25	7.608	617	85.84
24	1,693	478,502,086	57.05	7.035	648	83.63
36	298	88,756,089	10.58	6.839	649	82.32
60	104	18,888,879	2.25	6.850	628	78.86
Total:	**3,013**	**838,728,834**	**100.00**	**7.152**	**649**	**83.47**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943

ABS Banking

Sue Valenti	212-250-3455
Daniel Murray	212-250-0864

ABS Structuring

Bill Yeung	212-250-6893
Chris Sudol	212-250-0507

ABS Collateral

Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978